Exhibit 99.1

MANAGEMENT INFORMATION CIRCULAR

FOR THE ANNUAL GENERAL and SPECIAL MEETING OF

COMMON SHAREHOLDERS OF

GOLDEN STAR RESOURCES LTD.

THIS MANAGEMENT INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF GOLDEN STAR RESOURCES LTD. OF PROXIES TO BE VOTED AT THE ANNUAL GENERAL AND SPECIAL MEETING OF ALL COMMON SHAREHOLDERS.

TO BE HELD AT:

Huron/Escarpment Boardrooms
Fasken Martineau DuMoulin LLP
333 Bay Street, Suite 2400, Bay Adelaide Centre
Toronto, Ontario, Canada
M5H 2T6

On Thursday, May 2, 2019

at 11:30 a.m. (Toronto Time)

Table of Contents

Management Information Circular	1	Role of the Board	23
About our Shareholder Meeting	1	Board Assessments	24
Note on Share References	1	Board Renewal and Gender Diversity	24
Business of the Meeting	1	Gender Diversity	24
Election of Directors	1	Term Limits and Retirement	25
Appointment of Auditors	1	Recruiting New Directors	25
Financial Statements	2	Majority Voting for Board Elections	26
Say on Pay	3	In Camera Sessions	26
Who Can Vote	3	Board Committees	26
How to Vote	3	Audit Committee	26
Solicitation of Proxies	3	Audit Committee Report	27
Appointment and Revocation of Proxies	4	Compensation Committee	27
Advice to Beneficial Shareholders	5	Nominating and Corporate Governance Committee	27
Voting of Proxies	6	Corporate Responsibility Committee	28
Currency	6	Technical Committee	28
Voting Shares and Principal Holders Thereof	6	Compensation Governance	29
About the Nominated Directors	7	Compensation Related Risk Management	29
Director Profiles	8	Independent Advice	30
Committee Membership and Record of Attendance	18	Director Compensation	30
Director Skills Matrix	19	Approach to Director Compensation	30
Director Orientation	19	Share Ownership Requirements	31
Continuing Education	19	Fees and Retainers	31
Additional Disclosure Relating to Directors	19	Details of 2018 Director Compensation	31
Governance at Golden Star	20	Director Compensation Table	31
Separate Chairman and CEO	20	Director Equity Plan Awards	32
Shareholder Communication	20	Incentive Plan Awards - Value Vested or Earned During the Year	33
Governance Principles	21	Executive Compensation	34
Code of Conduct and Ethics	21	Message to Shareholders	34
Advance Notice By-Law	22	Compensation Discussion and Analysis	36
Board Role in Risk Oversight	22	Compensation Philosophy	36
About the Board	23	Oversight of Executive Compensation Program	37
Independence	23

Comparator Group	37	Performance Graph and Table	53
Pay Positioning	38	Equity Compensation Plan Information	54
Named Executive Officers	38	Annual Burn Rate	63
Compensation Components	38	Termination and Change of Control Benefits	63
Compensation Mix	39	Other Information	65
Annual Incentive Plan	39	Indebtedness of Directors and Officers	65
Long-Term Incentive Plan	40	Compensation Committee Interlocks and Insider Participation	66
Benefits	41	Interest of Informed Persons in Material Transactions	66
Changes for 2018	41	Relationships	66
Share Ownership Requirements	42	Accompanying Financial Information and Incorporation by Reference	66
Compensation Clawback	42	2019 Shareholder Proposals	67
Hedging Prohibition and Pledging Restriction	42	Other Matters	67
2018 Performance and Compensation	42	Approval	67
2018 Compensation Details	44	Appendix A: Mandate of the Board of Directors	A-1
Named Executive Officer Compensation	44	Appendix B: Audit Committee Charter	B-1
Summary Compensation Table	49
Named Executive Officer Equity Plan Awards	50
Incentive Plan Awards - Value Vested or Earned During the Year	52

- i -

Dear Fellow Shareholder,

On behalf of the Board of Directors, it is my pleasure to invite you to attend Golden Star’s Annual General and Special Meeting of Shareholders to be held on Thursday, May 2, 2019 at 11:30 a.m., Toronto time, in the Huron/Escarpment boardrooms at the offices of Fasken Martineau DuMoulin LLP, 333 Bay St., Suite 2400, Toronto, Ontario, M5H 2T6. Golden Star’s Board of Directors and Executive Team look forward to meeting you as we present Golden Star’s 2018 financial results, discuss the initiatives that are underway at Golden Star and outline our plans for the future. On behalf of the Board and management, we thank you for your continued loyalty to Golden Star, and we hope you can join us on May 2.

Please review this management information circular before exercising your vote, as it contains significant information relating to the business of the meeting. It is important that you exercise your vote in person or by submitting your proxy or voting instruction form. Your participation as a shareholder is very valuable to us. If you cannot attend the meeting in person, you may view a live webcast of the meeting at Golden Star’s website: www.gsr.com. The recorded version of the meeting will be available at Golden Star’s website until the next annual general and special meeting of shareholders.

The focus of management in 2019 will be on realizing the full potential of Wassa, resolving the Prestea challenges, and growing the reserve and resource base at both operations.

With the La Mancha investment, in October we were pleased to welcome Andrew Wray, CEO of the La Mancha Group, and Graham Crew, General Manager Mining for Barminco, to the Board.

In 2019, Daniel Owiredu, Golden Star’s EVP and COO, is stepping down from the Board, and Naguib Sawiris, chairman of the Advisory Board of La Mancha Holding S.à r.l., will be filling La Mancha’s third Board seat. We thank Daniel for his contribution to the board and look forward to continuing to work with him in his managerial role, and are excited to have Mr. Sawiris bring his entrepreneurial drive and knowledge of Africa to the table.

Our Board is a seasoned blend of industry and Africa experience with strong gender and cultural diversity that provides management with a balanced mix of support and challenge. I look forward to another very interesting year.

Tim Baker
Chair of the Board
Golden Star Resources Ltd.

Management Information Circular

About our Shareholder Meeting

You can vote on items of business, meet our directors and management and receive an update about Golden Star Resources Ltd. (“Golden Star” or the “Corporation”). The information in this management information circular (the “Circular”) is as of March 11, 2019 unless otherwise indicated.

Note on Share References

In October of 2018, the Corporation consolidated its common shares (the “Common Shares”) on the basis of one post-Consolidation Common Share for every five pre-Consolidation Common Shares (the “Consolidation”). The Consolidation reduced the number of the Corporation’s issued and outstanding Common Shares from approximately 544.0 million Common Shares pre-Consolidation to approximately 108.8 million Common Shares post-Consolidation. The Corporation’s shares commenced trading on a post-Consolidation basis on October 30, 2018. References in this Circular to Common Shares and units for which Common Shares are the underlying security, as well as per-share amounts, are on a post-Consolidation basis unless otherwise specified.

Business of the Meeting

Election of Directors

The term of office of the current directors of Golden Star will expire at the annual general and special meeting (the “Meeting”) or when their successors are duly elected or appointed. The Articles of the Corporation provide that there will be a minimum of three and a maximum of 15 directors. The Board of Directors of Golden Star (the “Board”) is currently composed of ten directors, four of whom are resident Canadians.

We will consider the election of ten directors to the Board to serve for a term expiring at the close of the next annual meeting of shareholders of the Corporation. Nine of the ten nominated directors are currently directors of the Corporation; only Naguib Sawiris is not currently a director. You can vote for all of the nominated directors, vote for some of them and withhold votes from some of them, or withhold votes from all of the nominated directors.

Each nominee is to be elected at the Meeting in accordance with our majority voting policy, pursuant to which any nominee who does not receive the support of at least a majority of votes cast will immediately tender his or her resignation to the chair of the Board following the Meeting. For more information, see “About the Board - Majority Voting for Board Elections.”

We recommend that you vote FOR all of the nominated directors.

Unless otherwise indicated in any proxy, it is management’s intention to vote proxies FOR the election of the ten directors identified on pages 7-18.

Appointment of Auditors

The Board, on the recommendation of the Audit Committee, has proposed that PricewaterhouseCoopers LLP (“PWC”) be reappointed as our auditor, to hold office until the close of the next annual meeting of shareholders of the Corporation or until PWC is removed from office or resigns as provided by law, and that the Audit Committee be authorized to fix the remuneration of PWC as auditor.

Representatives of PWC will be invited to attend the Meeting and may make a statement if they so desire. PWC will respond to shareholder questions.

Golden Star incurred the following fees for services performed by its principal accounting firm, PWC, during fiscal years 2018 and 2017:

Year	Audit Fees[1]	Audit-Related Fees[2]	Tax-Related Fees[3]	All Other Fees[4]	Total
2018	CAD$1,053,136	CAD$36,750	-	-	CAD$1,089,886
2017	CAD$888,919	CAD$121,800	-	CAD$10,008	CAD$1,020,727
1.	Includes aggregate audit fees billed for the audit of the financial statements for the financial year indicated, including with respect to the Corporation’s internal control over financial reporting, quarterly review of financial statements, fees related to review of prospectus and other registration statements, and services rendered with respect to the audit of the Corporation’s subsidiaries pursuant to statutory financial statement requirements in Ghana.
2.	Includes fees related to the services provided by the Corporation’s external auditor that are reasonably related to the performance of the audit or review of financial statements.
3.	Includes fees related to assistance in filing annual tax returns and tax planning and any other fees billed for professional services rendered by external auditor for tax compliance, tax advice, and tax planning.
4.	Includes fees related to products and services provided by external auditor other than services reported above. The fees for 2017 related to services rendered with respect to enterprise risk management.

For the years ended December 31, 2018 and December 31, 2017, all work performed in connection with the audit of our financial statements was performed by PWC’s employees.

The Audit Committee of the Board has considered the level of compensation paid to the auditors for their audit services to be commensurate to the quality of work and professionalism expected. In addition, the Audit Committee has considered the level of non-audit services provided by the auditors and the auditors’ representation letter in its determination of auditor independence.

The Audit Committee has established a policy requiring pre-approval of all audit engagement letters and fees for all auditing services (including providing comfort letters in connection with securities underwritings) and all permissible non-audit services performed by the independent auditors. Such services may be approved at a meeting or by unanimous written consent of the Audit Committee, or the Audit Committee may delegate to one or more of its members the pre-approval of audit services and permissible non-audit services provided that any pre-approval by such member or members shall be presented to the Audit Committee at each of its scheduled meetings.

We recommend that you vote FOR the reappointment of PWC as our auditors at a remuneration to be fixed by the Audit Committee.

If a majority of the Common Shares represented at the Meeting are withheld from voting for the reappointment of PWC as auditors of the Corporation, the Board will appoint another firm of chartered accountants based upon the recommendation of the Audit Committee.

Unless otherwise indicated in any proxy, it is management’s intention to vote proxies FOR the reappointment of PWC and to authorize the Audit Committee to fix the remuneration of PWC as auditors.

Financial Statements

Our 2018 annual report includes our consolidated financial statements for the year ended December 31, 2018 and the auditors’ report thereon. The Board of the Corporation has approved the 2018 annual report. You can download a copy from our website at www.gsr.com. No vote will be taken regarding the 2018 annual report.

Say on Pay

You will have a vote on our approach to executive compensation as disclosed in this Circular. This is an advisory vote and is non-binding. It will provide important feedback to our Board and Compensation Committee on our executive compensation and we take the results of the vote and feedback we receive from our shareholders into account when making decisions respecting executive compensation.

The Compensation Committee and the Board believe that our compensation program motivates executives to create long-term shareholder value. The balance of short-term incentives (which are conditional on the achievement of key financial and operational metrics) and our long-term share-based compensation program, which provided for 50% of long-term incentives to be awarded as performance share units issued pursuant to our 2017 PRSU Plan (as defined below) that vest based on total shareholder return relative to a group of gold companies, is aligned with shareholder interests. In addition, our share ownership requirements for directors and executives, compensation clawback and hedging program ensure that decisions are made appropriately taking risk into account.

Accordingly, shareholders will be asked to vote on the following resolution (the “Advisory Vote on Named Executive Officer Compensation Resolution”) at the Meeting:

“Be it resolved as an ordinary resolution of shareholders that the Corporation’s shareholders approve, on an advisory basis and not to diminish the role and responsibilities of the Board, that the shareholders accept the approach to executive compensation disclosed in the Corporation’s management information circular for the 2019 annual general and special meeting of shareholders.”

We have received strong shareholder support for say on pay in each of the last three years (94% in favour in 2016, 96% in 2017, and 98% in 2018).

We recommend that you vote FOR the Advisory Vote on Named Executive Officer Compensation Resolution.

Unless otherwise indicated in any proxy, it is management’s intention to vote proxies FOR the Advisory Vote on Named Executive Officer Compensation Resolution.

Following this year’s vote, the Board will again carefully consider the feedback we receive from our shareholders, as well as evolving compensation best practices with a view to continuing to improve our executive compensation programs.

Who Can Vote

If you were a registered holder of common shares of Golden Star at the close of business (Toronto time) on March 11, 2019 you are entitled to receive notice of and to vote at the Meeting.

How to Vote

Solicitation of Proxies

This Circular is provided in connection with the solicitation of proxies by the management of Golden Star for the Meeting to be held on Thursday, May 2, 2019 at 11:30 a.m. (Toronto time) in the Huron/Escarpment boardrooms at the offices of Fasken Martineau DuMoulin LLP, 333 Bay Street, Suite 2400, Toronto, Ontario, M5H 2T6 or at any adjournment or postponement thereof for the purposes set forth in the accompanying Notice of Meeting.

The Corporation is sending proxy-related materials to shareholders using Notice-and-Access. Notice-and-Access is a set of rules for reducing the volume of materials that must be physically mailed to shareholders by posting the circular and additional materials online. Shareholders will still receive a hard copy of the Notice of Meeting and form of proxy or voting instruction form, as the case may be, and may choose to receive a hard copy of the other Meeting materials. Details are included in the Notice of Meeting. The Meeting materials are available online at www.gsr.com/noticeandaccess and under the Corporation’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com. Shareholders are reminded to review the Meeting materials before voting.

Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone or personal interview by regular employees of the Corporation, at a nominal cost to the Corporation. Shareholders may also obtain proxies online at www.gsr.com/noticeandaccess. In accordance with applicable laws, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the Common Shares held of record by such persons and the Corporation may reimburse such persons for reasonable fees and disbursements incurred by them in doing so.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy, P. André van Niekerk, Executive Vice President and Chief Financial Officer of the Corporation, or failing him, Jason Brooks, Vice President and Controller of the Corporation, have been designated by the Board and have indicated their willingness to represent as proxy each shareholder who appoints them. A SHAREHOLDER HAS THE RIGHT TO DESIGNATE A PERSON (WHO NEED NOT BE A SHAREHOLDER), OTHER THAN SAMUEL T. COETZER OR JASON BROOKS, TO REPRESENT HIM OR HER AT THE MEETING. Such right may be exercised by inserting in the space provided for that purpose on the proxy the name of the person to be designated and deleting or striking therefrom the names of the management designees, or by completing another proper form of proxy. Such shareholder should notify the nominee of his or her appointment, obtain a consent to act as proxy and provide instructions on how the shareholder’s Common Shares are to be voted. In any case, the form of proxy should be dated and executed by the shareholder or an attorney authorized in writing, with proof of such authorization attached where an attorney executed the proxy form. A form of proxy will not be valid for the Meeting or any adjournment or postponement thereof unless it is completed and delivered by no later than 5:00 p.m. (Toronto time) on Wednesday, May 1, 2019 or, if the Meeting is adjourned or postponed, no later than 5:00 p.m. (Toronto time) on the business day immediately prior to the day of the reconvening of the adjourned or postponed Meeting, to either (i) in the case of Common Shares which are registered on the books of the Corporation for trading on the TSX or on the NYSE American (a shareholder whose Common Shares are so registered will receive an envelope that accompanies this Circular bearing the following address), to Attention: AST Trust Company (Canada), P.O. Box 721, Agincourt, Ontario, Canada, M1S 0A1, or (ii) in the case of Common Shares which are registered on the books of the Corporation for trading on the Ghana Stock Exchange (a shareholder whose Common Shares are so registered will receive an envelope that accompanies this Circular bearing the following address), to Attention: The Registrar, Ghana Commercial Bank Limited, Share Registry, Head Office, P.O. Box 134, Accra, Ghana. Late proxies may be accepted or rejected at any time prior to the commencement time of the Meeting by the Chairman of the Meeting in his discretion and the Chairman is under no obligation to accept or reject any particular late proxy.

In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it at any time before it is exercised by instrument in writing executed by the shareholder or by his or her attorney authorized in writing and deposited either at the registered office of the Corporation, being 150 King Street West, Sun Life Financial Tower, Suite 1200, Toronto, Ontario, Canada M5H 1J9, Attention: June Lutchman, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment or postponement thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting or any adjournment or postponement thereof, before any votes in respect of which the proxy is to be used shall have been taken. In addition, a proxy may be revoked by the shareholder personally attending at the Meeting by registering with the scrutineers and voting his, her or its Common Shares.

Advice to Beneficial Shareholders

The information set forth in this section is of significant importance to many shareholders of the Corporation as a substantial number of shareholders do not hold their Common Shares in their own names. Shareholders of the Corporation who do not hold their Common Shares in their own names (referred to herein as “Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker, then, in almost all cases, those Common Shares will not be registered in the shareholder’s name on the records of the Corporation. Such Common Shares will more likely be registered under the name of an intermediary, typically a shareholder’s broker or an agent or nominee of that broker, such as a clearing agency in which the broker participates. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc.), and in the United States, the vast majority of such shares are registered in the name of Cede & Co. (the registration name of The Depository Trust Company), which entities act as nominees for many brokerage firms. Common Shares held by brokers or their agents or nominees may be voted for or against resolutions or withheld from voting upon the instructions of the Beneficial Shareholder. The Meeting Materials have been distributed to intermediaries who are required to deliver them to, and seek voting instructions from, our Beneficial Shareholders. However, without specific instructions, an intermediary is prohibited from voting shares for Beneficial Shareholders (commonly referred to as a “broker non-vote”). Broker non-votes will not affect the outcome of the matters to be acted upon at the Meeting. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person and carefully follow the instructions provided by the intermediary in order to ensure that their Common Shares are voted at the Meeting.

Every intermediary has its own mailing procedures and provides its own return instructions to Beneficial Shareholder clients. Often, the form of proxy supplied to a Beneficial Shareholder by its intermediary is identical to the proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder (the intermediary) how to vote on behalf of the Beneficial Shareholder. The majority of intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy with a Broadridge sticker on it cannot use that proxy to vote Common Shares directly at the Meeting - the proxy must be returned to Broadridge well in advance of 5:00 p.m. (Toronto time) on Wednesday May 1, 2019, in order to have the Common Shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his or her intermediary, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote such Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder should, well in advance of the meeting, provide written instructions to the intermediary requesting that the Beneficial Shareholder be appointed a proxyholder in respect of the Common Shares held by the registered shareholder. A Beneficial Shareholder who has been appointed as proxyholder for the registered shareholder must be given authority to attend, vote and otherwise act for and on behalf of the registered shareholder in respect of all matters that may come before the Meeting.

All references to “shareholders” in this Circular and the accompanying Notice of Meeting and proxy are to shareholders of record of the Corporation (and not to Beneficial Shareholders) unless specifically stated otherwise. Where documents are stated to be available for review or inspection, such items will be shown upon request to registered shareholders who produce proof of their identity.

Voting of Proxies

The persons named in the enclosed proxy are directors and/or employees of the Corporation who have indicated their willingness to represent as proxy the shareholders who appoint them. Each shareholder may instruct the shareholder’s proxy how to vote the shareholder’s Common Shares by completing the blanks on the proxy.

All Common Shares represented at the Meeting by properly executed proxies will be voted (including the voting on any ballot), and where a choice with respect to any matter to be acted upon has been specified in the proxy, the Common Shares represented by the proxy will be voted or withheld from voting in accordance with such specification. IN THE ABSENCE OF ANY SUCH SPECIFICATION, THE MANAGEMENT DESIGNEES, IF NAMED AS PROXY, WILL VOTE FOR THE MATTERS SET OUT THEREIN.

The enclosed proxy confers discretionary authority upon the management designees, or other persons named as proxy, with respect to amendments to or variations of matters identified in the Notice of Meeting and any other matters which may properly come before the Meeting. As of the date hereof, the Corporation is not aware of any amendments to, variations of or other matters which may come before the Meeting. In the event that other matters come before the Meeting, then the management designees intend to vote in accordance with the judgment of the management of the Corporation.

Currency

We report in United States dollars. Accordingly, all references to “$”, “U.S.$” or “United States dollars” in this Circular refer to United States dollar values. References to “CAD$” or “Canadian dollars” are used to indicate Canadian dollar values. Certain figures reported in this Circular have been converted from Canadian dollar values to United States dollar values using a currency exchange rate of CAD$1.00 per U.S.$0.73, based on the Bank of Canada’s average rate of exchange for 2018.

Voting Shares and Principal Holders Thereof

The authorized capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of first preferred shares (the “First Preferred Shares”). As of March 11, 2019, a total of 108,819,009 Common Shares and no First Preferred Shares were issued and outstanding. The Board has fixed March 11, 2019 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof. Each Common Share outstanding on the record date carries the right to one vote. The Corporation will arrange for the preparation of a list of the holders of its Common Shares on such record date. Each shareholder named in the list will be entitled to one vote at the Meeting for each Common Share shown opposite such shareholder’s name. A complete list of the shareholders entitled to vote at the Meeting will be open to examination by any shareholder for any purpose germane to the Meeting, during ordinary business hours at the office of AST Trust Company (Canada) at Suite 1200, 1 Toronto St., Toronto, Ontario M5C 2V6. Under the Corporation’s By-laws, the quorum for the transaction of business at the Meeting consists of two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxyholder or representative for a shareholder so entitled.

To the knowledge of the directors and executive officers of the Corporation, other than in respect of the shares held by La Mancha Star Investments S.à r.l. (“LMSI”), no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10 per cent or more of the voting rights attached to any class of voting securities of the Corporation. LMSI is a privately-held gold investment company that is a wholly-owned subsidiary of La Mancha Holding S.à r.l. (“La Mancha”) and is controlled by the Sawiris family. As of the date of this Circular, LMSI directly or indirectly exercised control or direction over 32,642,100 Common Shares, representing approximately 30% of the voting rights attached to all the issued and outstanding Common Shares.

About the Nominated Directors

The ten persons listed below are nominated for election as directors of the Corporation. Nine of the ten nominated directors are currently directors of the Corporation; only Naguib Sawiris is not currently a director.

It is the intention of the management designees, if named as proxy, to vote for the election of the ten listed nominees. Management does not contemplate that any of such nominees will be unable to serve as directors; however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, proxies appointing management designees will be voted FOR another nominee in their discretion unless the shareholder has specified in his or her proxy that his or her Common Shares are to be withheld from voting in the election of directors. Each director elected will hold office until the close of the next annual meeting of shareholders or until his or her successor is duly elected, unless his or her office is earlier vacated.

The name; municipality, province or state and country of residence; all positions and offices in the Corporation presently held; present and past principal occupation or employment for the past five years; the date of first appointment as a director; and age is set out for each director in the director profiles below.

Director Profiles

Tim Baker

Resident of: Toronto, Ontario, Canada

Director Since: January 1, 2013

Age: 66

Status: Independent

Experience:

•      Extensive operations experience, including Africa

•      International experience in project development

•      Governance, Corporate Responsibility, and Health and Safety expertise

Mr. Baker was appointed Executive Chairman of the Corporation effective January 1, 2013. Mr. Baker’s title was amended to non-Executive Chairman on November 1, 2013. Mr. Baker has served as the Chief Operating Officer and Executive Vice President of Kinross Gold Corporation from June 2006 to November 2010. Mr. Baker, who earned his BSc in Geology from Edinburgh University in 1974, has substantial experience in operating mines and projects, including projects in Chile, the United States, Africa and the Dominican Republic. Prior to working with Kinross Gold Corporation, Mr. Baker served as an Executive General Manager of Placer Dome Chile, where he was responsible for the Placer Dome operations, including at the Zaldivar mine and Kinross-Placer joint venture at La Coipa as well as the Pueblo Viejo project in the Dominican Republic. Mr. Baker was an independent director of Aurelian Resources Inc. from September 2008 to October 2010, Augusta Resources Corporation from September 2008 to September 2014, Underworld Resources Inc from May 2010 to January 2011, Eldorado Gold Corporation from May 2011 to December 2012, Pacific Rim Mining Corp. from March 2012 to 27 November 2013, and Rye Patch Gold Corp. from December 2016 to May 2018. Mr. Baker’s extensive and ongoing experience as a director of a wide spectrum of companies and as an executive of various mining companies makes him a vital part of the Board of Directors.

Committee Memberships:

Nil

Other Current Public Board Memberships:

•      Director, Antofagasta PLC since March 2012. Chair of the Remuneration and Talent Management Committee, member of the Project Committee and member of the Nomination and Governance Committee.

•      Director, Sherritt International Corporation, since May 2014. Chair of the Environment, Health, Safety and Sustainability Committee, member of the Human Resources Committee, member of the Nominating and Corporate Governance Committee and member of the Reserves, Capital and Operations Committee.

•      Director, Alio Gold Inc., since May 2018. Member of the Compensation Committee.

Securityholdings as at March 11, 2019:

Mr. Baker owned 115,000 options, 46,503 Common Shares and 355,469 deferred share units. He satisfies applicable share ownership guidelines.

Gilmour Clausen

Resident of: Denver, Colorado, U.S.A

Director Since: July 18, 2016

Age: 62

Status: Independent

Experience:

•      Extensive international mine operations and project development experience

•      Finance, capital management and sourcing

•      Evaluations, negotiations and transactions

•      Public company executive management

Mr. Clausen is a mining executive with more than 30 years’ experience in the areas of management, finance, development and operations in the precious and base metals industry. He has led major mining operations and managed large engineering and construction projects. Mr. Clausen is currently President, Chief Executive Officer and director of Copper Mountain Mining Corporation. Prior to this, Mr. Clausen was President, CEO and director of Brio Gold Inc. from its inception in December 2014 until its acquisition by Leagold Mining in May 2018. Mr. Clausen was the President, Chief Executive Officer and a director of Augusta Resource Corporation from March 28, 2005 until Augusta was taken over by HudBay Minerals in July 2014. Mr. Clausen was the Executive Vice President, Mining at Washington Group International, Inc. from 2001 to 2005 and served as the Vice President of Operations at Stillwater Mining Company from 1995 to 1999. Mr. Clausen is a Professional Engineer with Bachelor’s and Master’s degrees in Mining Engineering from Queen’s University. He is a graduate of Queen’s University’s executive business program. Mr. Clausen served as a director of Arizona Mining Inc. from December 2010 to February 2015.

The Corporation believes that Mr. Clausen’s extensive management, finance and operations experience in the metals industry, makes him well qualified to serve as a member of the Board. He brings intimate knowledge of board governance, corporate and project finance, strategic planning, operations as well as strengths in investor and public relations.

Committee Memberships:

Mr. Clausen is a member of the Technical Committee and is the Chair of the Nominating and Corporate Governance Committee.

Other Current Public Board Memberships:

•      Director, Copper Mountain Mining Corporation.

•      Director, Plata Latina Minerals Corporation.

Securityholdings as at March 11, 2019:

Mr. Clausen owned 34,000 Common Shares, 20,000 options and 45,900 deferred share units. He satisfies applicable share ownership guidelines.

Samuel T. Coetzer

Resident of: Toronto, Ontario, Canada

Director Since: December 13, 2012

Age: 58

Status: Non-Independent

Experience:

•      Strategic leadship with vast experience in Africa

•      Strong technical background in both surface and underground mining

•      Mergers and acquisitions expertise

Mr. Coetzer was appointed President and Chief Executive Officer of the Corporation, effective January 1, 2013 and a director of the Corporation in December 2012. Prior to this appointment, he served the Corporation as Executive Vice President and Chief Operating Officer from March 2011 to December 2012. Mr. Coetzer has over 25 years of international mining experience, having held increasing levels of responsibility in various mining companies including Kinross Gold Corporation, Xstrata Nickel, Xstrata Coal South Africa, and Placer Dome Inc. Mr. Coetzer consulted to Kinross from February 2009 and was appointed in May 2009 as Senior Vice President, South American Operations for Kinross, serving in this role until September 2010. In this role, Mr. Coetzer was responsible for overseeing the Kinross assets in Brazil, Chile and Ecuador. From June 2007 to October 2008, Mr. Coetzer was the Chief Operating Officer of Xstrata Nickel, and from March 2006 to June 2007, he was the Chief Operating Officer of Xstrata Coal South Africa. Mr. Coetzer also has significant experience in Africa, having been with Placer Dome Inc.'s South African and Tanzanian operations, where he was Managing Director- South Africa and the Executive General Manager- Tanzania, from 2003 to February 2006. Mr. Coetzer's experience and expertise in managing mining operations of various mining companies positions him well to serve as the Chief Executive Officer and member of the Board of Directors. As Chief Executive Officer and formerly Chief Operating Officer of the Corporation, Mr. Coetzer has demonstrated strong leadership skills and extensive knowledge of operational issues facing the Corporation.

Committee Memberships:

Nil

Other Current Public Board Memberships:

Nil

Securityholdings as at March 11, 2019:

Mr. Coetzer owned 106,743 Common Shares, 93,193 deferred share units, 380,707 options and 1,073,767 rights performance share units. He satisfies applicable share ownership guidelines.

Graham Crew

Resident of: Western Austrailia, Australia

Director Since: October 1, 2018

Age: 49

Status: Independent

- La Mancha Nominee

Experience:

•      Operational, technical and corporate experience in the mining industry

•      Experience in construction projects, due diligence, project evaluation and project financing

Mr. Crew has over 25 years of operational, technical and corporate experience in the mining industry. A mining engineer by background, he is General Manager Mining for Barminco Limited, a global underground mining services provider, and he previously held the position of General Manager of the Bulyanhulu mine for Acacia Mining. Prior to that, he was the Operations Manager for La Mancha’s Australian operations for five years and he has held a number of other technical positions for mining companies in various geographies. He has a strong track record of transforming operations through development of vision and strategy and disciplined implementation and he has experience of construction projects, due diligence, project evaluation and project financing. Mr. Crew holds a Bachelor’s degree in Mining Engineering from West Australian School of Mines and is a Fellow of the AusIMM.

Committee Memberships:

Mr. Crew is a member of the Corporate Responsibility Committee and the Technical Committee.

Other Current Public Board Memberships:

Nil

Securityholdings as at March 11, 2019:

Mr. Crew owned 20,000 options and 6,448 deferred share units. He satisfies applicable share ownership guidelines.

Anu Dhir

Resident of: Toronto, Ontario, Canada

Director Since: February 21, 2014

Age: 47

Status: Independent

Experience:

•      Legal, governance and corporate development expertise in mining

•      International and African business finance and operations experience

Ms. Anu Dhir is a co-founder and executive of ZinQ Mining, a private base metals and precious metals royalty company that focuses on the Latin America region. Ms. Dhir is also the Managing Director of Miniqs Limited, a private group primarily interested in developing resource projects. Prior to Miniqs and ZinQ Mining, Ms. Dhir was Vice President, Corporate Development and Company Secretary at Katanga Mining Limited.

Ms. Dhir is a graduate of the General Management Program (GMP) at Harvard Business School, she has a law degree (Juris Doctor) from Quinnipiac University and a Bachelor of Arts from the University of Toronto.

Committee Memberships:

Ms. Dhir is the Chair of the Corporate Social Responsibility Committee and is a member of the Nominating and Corporate Governance Committee.

Other Current Public Board Memberships:

•      Director, Taseko Mines Limited.

Securityholdings as at March 11, 2019:

Ms. Dhir owned 30,000 options, 49,069 Common Shares and 134,598 deferred share units. She satisfies applicable share ownership guidelines.

Robert E. Doyle

Resident of: Toronto, Ontario, Canada

Director Since: February 2, 2012

Age: 64

Status: Independent

Experience:

•      Extensive international mining experience (resource exploration, development and production)

•      Accounting and finance expertise in mining

•      Audit Committee financial expert as defined by the SEC

From January 2008 to October 2009, Mr. Doyle was Chief Executive Officer of Medoro Resources Ltd. (pursuant to a merger in June 2011, Medoro is now known as Gran Colombia Gold Corp.), a Canadian gold exploration and development company with activities in Africa and South America. Mr. Doyle was with Pacific Stratus Energy as Executive Vice President from 2005 through 2006, Chief Financial Officer from October 2006 to May 2007 and Vice President from March 2006 to May 2007. He also was Chief Financial Officer of Coalcorp Mining Inc. from November 2005 to May 2007 and Chief Financial Officer of Bolivar Gold Corp. from January 2003 to February 2006. Mr. Doyle formerly served as a director of Gran Colombia Gold Corp and as a director and member of the Audit and Technical Committees of Detour Gold Corporation. Mr. Doyle, a chartered accountant and a chartered director, has over 30 years’ experience in all facets of international resource exploration, development and production. Mr. Doyle brings a broad skill set of the Board of Directors, including a thorough understanding of operations, accounting and financial strategy of international mining companies.

Committee Memberships:

Mr. Doyle is a member of the Compensation Committee and the Chair of the Audit Committee.

Other Current Public Board Memberships:

•      Director, Mandalay Resources Corp., since April 2010. Chair of the Audit Committee and a member of the Compensation, Corporate Governance and Nominating Committee.

Securityholdings as at March 11, 2019:

Mr. Doyle owned 20,000 Common Shares, 30,000 options and 302,341 deferred share units. He satisfies applicable share ownership guidelines.

Craig J. Nelsen

Resident of: Centennial, Colorado, U.S.A.

Director Since: May 11, 2011

Age: 67

Status: Independent

Experience:

•      Mineral property evaluation including resource/reserve evaluation and design and implementation of exploration drilling programs

•      Geological expertise on mineral deposits

•      Detailed knowledge of mineral property transactions and mergers and acquisitions activity

•      Extensive experience with international mining operations including budgets, strategic plans, health and safety, and community issues

Mr. Nelsen was a founder, and has served as President, Chief Executive Officer and a member of the Board of Directors, of Avanti Mining Inc. from May 2007 until October 1, 2013. He served as Executive Chairman of Avanti Mining Inc until his retirement in May 2015. From 1999 to June 2007, Mr. Nelsen served as the Executive Vice-President, Exploration, for Gold Fields Limited, one of the world's largest gold mining companies. Mr. Nelsen was the founder, and served as Chairman of the board of directors, of Metallica Resources Inc. from 1994 to 2008, and was Metallica's Chief Executive Officer from 1994 to 1999. In June 2008, a three-company merger between Metallica, Peak Gold, and New Gold Inc. was finalized, forming the new, larger gold producer known as New Gold Inc., which is listed on both the Toronto Stock Exchange and NYSE American. From June 2008 to May 2012, Mr. Nelsen served as a member of the board of directors of New Gold Inc. Mr. Nelsen holds a M.S. degree in geology from the University of New Mexico and a B.A. degree in geology from the University of Montana. Mr. Nelsen's experience includes, among other things, his knowledge in mineral property evaluation, including resource and reserve assessment; international mining; mergers and acquisitions; exploration and mine operations; health, safety, environment and community relations; company formation and strategic planning.

Committee Memberships:

Mr. Nelsen is a member of the Nominating and Corporate

Governance Committee and the Technical Committee, and is Chair of the Compensation Committee.

Other Current Public Board Membership:

•      Director, OceanaGold Ltd since February 2019.

Securityholdings as at March 11, 2019:

Mr. Nelsen owned 50,380 Common Shares, 30,000 options and 78,593 deferred share units. He satisfies applicable share ownership guidelines.

Mona Quartey Resident of: Accra, Ghana Director Since: May 4, 2017 Age: 55 Status: Independent Experience: • Risk management and finance expertise • Extensive experience with Ghanaian government

The Honorable Mrs. Quartey is Managing Partner and Founding Director of BVM Advisory Services (GH) Ltd and has been with BVM Advisory since its inception in January 2000. She is also currently a director of BVM Advisory. She is a finance executive with more than 26 years’ experience in the areas of management, finance, development and operations in the precious metals industry, banking and public finance. She has led major mining treasury, corporate and project finance operations, and recently managed the real sector, revenue and tax policies of the government of Ghana. Mrs. Quartey was the Group Treasurer of Ashanti Goldfields Company from October 1991 until 1999 when she resigned to set up her advisory firm. She worked for Citibank NA in the USA from 2004 until 2008 when she returned to Ghana to continue running her advisory firm. Mrs. Quartey was the Deputy Finance Minister of the Republic of Ghana from 2014 to 2017 and served as alternate Governor to the World Bank Board and African Development Bank Board during same time. Mrs. Quartey holds a Bachelor’s degree in Development Planning from Kwame Nkrumah University of Science and Technology and a Master’s degree in Business Administration (Finance) from Dalhousie University. She has recently completed a LLM (International Commerce) degree from Salford University, UK. Mrs. Quartey served as a director of GCB Bank Ghana Ltd. from July 2014 to January 2017, Ghana Water Company Ltd. from January 2013 to January 2017, Ghana Investment Promotion Centre, GH from July 2014 to January 2017, Social Security National Investment Trust, GH from July 2014 to January 2017 and SIMNET Ghana Ltd. July 2013 to August 2016. Mrs. Quartey is also currently a director of Golden Star Resources Ghana Wassa and Prestea mines, MOKASA Women’s Trust Foundation (Ghana) and Green Pastures & Still Waters (GH) Ltd.

Committee Memberships:

Mrs. Quartey is a member of the Audit Committee and the Corporate Responsibility Committee.

Other Current Public Board Memberships:

Nil

Securityholdings as at March 11, 2019:

Ms. Quartey owned 20,000 options and 26,746 deferred share units. She satisfies applicable share ownership guidelines.

Naguib Sawiris Resident of: Cairo, Egypt Director Since: N/A Age: 64 Status: Independent - La Mancha Nominee Experience: • Extensive international networks and business experience in Africa

Mr. Sawiris is Executive Chairman of Orascom Investment Holding S.A.E., Chairman of Orascom TMT Investments S.à r.l., and Advisory Board Chairman of La Mancha Holding S.à r.l. The Sawiris family has substantial interests in the telecom, construction, fertiliser, cement, real estate and hotel development industries and other businesses.

Mr. Sawiris founded Orascom Telecom Holding and developed it into a leading regional telecom player until a merger with VimpelCom Ltd created the world’s sixth largest mobile telecommunications provider. Mr. Sawiris has received a number of honorary degrees, industry awards and civic honors, including the “Légion d’honneur”, the highest award given by the French Republic for outstanding services rendered to France, the honor of Commander of the Order of the “Stella della Solidarietà Italiana”, and the prestigious “Sitara-e-Quaid-e-Azam” award for services rendered to the people of Pakistan in the field of telecommunications, investments and social sector work.

Mr. Sawiris serves on a number of additional boards, committees and councils including the London Stock Exchange Group’s Africa Advisory Group, and the Arab Thought Foundation. Mr. Sawiris has also served on the Advisory Committee to the NYSE Board of Directors and the International Advisory Board to the National Bank of Kuwait.

Mr. Sawiris holds a diploma of Mechanical Engineering with a Masters in Technical Administration from the Swiss Federal Institute of Technology Zurich ETH Zürich and a Diploma from the German Evangelical School, Cairo, Egypt.

Committee Memberships:

Nil

Other Current Public Board Memberships:

•      Beltone Financial Holding S.A.E.

•      Endeavour Mining Corporation

•      Orascom Investment Holding S.A.E.

•      Nile City Investments S.A.E.

Securityholdings as at March 11, 2019:

The Sawiris family owned 32,642,100 Common Shares through its holdings in La Mancha. Mr. Sawiris satisfies applicable share ownership guidelines.

Andrew Wray

Resident of: London, England

Director Since: October 1, 2018

Age: 55

Status: Independent

- La Mancha Nominee

Experience:

•      Currently CEO of a major gold mining investment group

•      Previously CFO of a UK listed intermediate gold producer.

•      Significant experience advising mining companies at a major investment bank

Mr. Wray is the Chief Executive Officer of the La Mancha Group, one of the largest direct investors in the gold mining sector. Prior to that, he was Chief Financial Officer of Acacia Mining Plc, a UK listed company and one of the largest African gold producers. He also has significant experience advising companies in capital-raising activities and other strategic objectives in a range of sectors, including mining, from his time in the Corporate Finance team at JP Morgan Cazenove. He is a fluent Spanish speaker and spent several years at the Kuwait Investment Office in London dealing with its portfolio of investments in Spain. He holds an Honours Degree from University College London as well as postgraduate studies in Finance and Investment from South Bank University Business School.

Committee Memberships:

Mr. Wray is a member of the Audit Committee and Compensation Committee.

Other Current Public Board Memberships:

Nil

Securityholdings as at March 11, 2019:

Mr. Wray owned 20,000 options and 11,723 deferred share units. He satisfies applicable share ownership guidelines.

There are no family relationships among any of the director nominees or directors or executive officers of the Corporation. No directors serve on the same company board.

Committee Membership and Record of Attendance

The following tables summarize the meetings of the Board and its committees held for the fiscal year ended December 31, 2018, and the attendance of the individual Directors (who are director nominees) at such meetings. For more information about the committees of the Board, refer to “About the Board - Board Committees.”

Board/Committee	Size
Board	10
Audit Committee	3
Compensation Committee:	3
Nominating and Corporate Governance Committee	3
Corporate Responsibility Committee	3
Technical Committee	3

Director	Board Meeting Attendance	Committee Membership	Committee Meeting Attendance
Tim Baker[2]	10/10	Nominating and Corporate Governance Technical	3/3 2/2
Gilmour Clausen[2]	10/10	Audit Nominating and Corporate Governance (Chair) Technical	4/4 3/3 2/2
Samuel T. Coetzer	10/10	N/A	N/A
Graham Crew[1,2]	3/4	N/A	N/A
Anu Dhir[2]	9/10	Compensation Corporate Responsibility (Chair) Nominating and Corporate Governance	2/3 2/2 2/3
Robert E. Doyle	10/10	Audit (Chair) Compensation	4/4 3/3
Craig Nelsen[2]	10/10	Compensation (Chair) Corporate Responsibility Technical	3/3 2/2 2/2
Daniel Owiredu	10/10	N/A	N/A
Mona Quartey	8/10	Audit Corporate Responsibility	4/4 2/2
Andrew Wray[1,2]	4/4	N/A	N/A
1.	Graham Crew and Andrew Wray were appointed as directors of the Corporation on October 1, 2018.
2.	The following changes were made to committee composition effective January 1, 2019:
(a)	Andrew Wray replaced Gil Clausen on the Audit Committee.
(b)	Andrew Wray replaced Anu Dhir on the Compensation Committee.
(c)	Craig Nelsen replaced Tim Baker on the Nominating and Corporate Governance Committee.
(d)	Graham Crew replaced Craig Nelsen on the Corporate Responsibility Committee.
(e)	Graham Crew replaced Tim Baker on the Technical Committee.

It is the Corporation’s policy that the directors attend annual shareholder meetings. All of the then directors of the Corporation attended the 2018 annual general and special meeting of shareholders.

Director Skills Matrix

Golden Star reviews the skills and areas of expertise of its directors in a number of areas critical to the Board’s oversight function to ensure that there is appropriate diversity of experience.

Director	CEO Experience	Mining Experience	Board Governance	Financial Acumen	Legal Acumen	Executive Compensation	Sustainability
Tim Baker		x	x	x		x	x
Samuel T. Coetzer	x	x				x	x
Gilmour Clausen	x	x	x	x		x	x
Graham Crew		x		x			x
Anu Dhir	x	x	x	x	x	x	x
Robert E. Doyle	x	x	x	x
Craig Nelsen	x	x	x	x		x	x
Mona Quartey		x	x	x		x	x
Naguib Sawiris	x	x	x	x
Andrew Wray	x	x	x	x

Director Orientation

New directors are provided with Golden Star’s charters and Board and Corporate policies and with non-public information on our business and assets. They have access to Board members and senior management before accepting a position as director to enable them to perform due diligence and acquire information to allow them to start performing their duties as soon as they are appointed. In the course of these due diligence activities, new directors are made aware of the role of the Board and its committees and the nature and operation of the Corporation’s assets and business.

Each member of the current Board has the skills and knowledge required to function effectively as a director of Golden Star and the skills and experience possessed by individual Board members are complementary, achieving a Board that can oversee the Corporation’s business in a manner responsive to the interests of all stakeholders, provide strategic insights to management and act in a responsible and ethical manner. Board candidates are selected based on their skills and experience, and to fill any gaps identified in the director skills matrix.

Continuing Education

The Chair of the Nominating and Corporate Governance Committee has a specific responsibility to ensure that Board members are kept up to date on corporate governance matters, and the directors’ other business interests to keep them abreast of corporate developments generally and those in the gold mining industry in particular. Board members make visits to the Corporation’s mines in Ghana where Board members can inspect the Corporation’s assets and interface with all levels of management and with local stakeholders.

The Board and its committees receive presentations on topical issues when making key business decisions, during strategic planning meetings and in response to director requests. Directors also attend external conferences and seminars. Directors identify educational needs through the Board and committee process. The corporate secretary arranges internal presentations for the Board after consulting with the Board or committee chairs, and notifies directors of pertinent conferences, seminars and other educational opportunities. The Corporation pays the fees and expenses for directors to attend conferences or other events that are important for enhancing their knowledge for serving on our Board.

Additional Disclosure Relating to Directors

To the knowledge of the Corporation, no proposed director of the Corporation is or has been, within the last 10 years, a director, chief executive officer or chief financial officer of any company that (a) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued while he/she was acting in the capacity of director, chief executive officer or chief financial officer of that company; (b) subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued after he/she ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while he/she was acting in that capacity; (c) subject of, or a party to, any judicial or administrative order, judgment, decree or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of (i) mail or wire fraud in connection with any business entity or (ii) federal or state securities, commodities, banking or insurance laws and regulations, or any settlement to such actions (not including settlement of a civil proceeding among private parties); or (d) subject to any disciplinary sanctions or orders imposed by a stock, commodities or derivatives exchange or other self-regulatory organization.

Moreover, to the knowledge of the Corporation, no proposed director is or has been, within the last 10 years, (a) bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets; or (b) a director or executive officer of any company that, while he/she was acting in that capacity, or within one year of his or her ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except for the following:

Ms. Dhir, a director of the Corporation, served as a director of Great Basin Gold Ltd. (“Great Basin”) in 2011, a public listed mining company. Prior to Ms. Dhir becoming a director of Great Basin, Great Basin had issued certain loans and debentures which ultimately caused its insolvency in 2012 (disclosed under Great Basin’s profile at www.sedar.com). Ms. Dhir resigned in mid-2013 after Great Basin and certain affiliates had sought creditor protection in connection with these loans and debentures.

Mr. Clausen, a director of the Corporation, served as a director of Jaguar Mining Inc. (“Jaguar”) from September 2005 to June 2013, a publicly listed mining company. On December 23, 2013, approximately nine months after Mr. Clausen notified the board of directors of Jaguar that he would not stand for re-election at its annual shareholders’ meeting in June 2013, Jaguar commenced proceedings under the Companies’ Creditors Arrangement Act (Canada) in respect of a restructuring of its debt (the “CCAA Proceedings”). In December 2014, the Ontario Superior Court of Justice ordered that the CCAA Proceedings be terminated.

Governance at Golden Star

Separate Chairman and CEO

Golden Star has a separate Chairman and Chief Executive Officer (“CEO”). Having an independent Chairman enables non-management directors to raise issues and concerns for Board consideration without immediately involving management. The Chairman also serves as a liaison between the Board and senior management.

The Chairman is responsible for running the Board effectively; working with the CEO and scrutinizing his performance and that of the Board; attending all committee meetings; reviewing on a regular basis the Corporation’s financial and operating performance; and participating in the hiring of senior executives.

Shareholder Communication

The Corporation believes that it is important to maintain good shareholder relations. The Board will give appropriate attention to all proper written communications that are submitted by shareholders. Any shareholder wishing to send communications to the Board, or a specific committee of the Board, should send such communication to the Executive Vice President and Chief Financial Officer (“CFO”) of the Corporation by email to investor@gsr.com or by mail to Board of Directors, c/o Executive Vice President and Chief Financial Officer, Golden

Star Resources Ltd., 150 King Street West, Sun Life Financial Tower, Suite 1200, Toronto, Ontario, Canada M5H 1J9. All communications should state the type and amount of the Corporation’s securities held by the shareholder and that the communication is intended to be shared with the Board, or if applicable, with a specific committee of the Board. The Executive Vice President and CFO will forward all such communications to the Board or the specific committee, as appropriate.

Governance Principles

Code of Conduct and Ethics

Golden Star has a culture of integrity and robust corporate policies including a whistleblower policy to support that culture. The relevant policies and codes, all of which are available on the Corporation’s website (www.gsr.com), consist of the following:

•	Business Conduct and Ethics Policy (the “Business Conduct Policy”). The Business Conduct Policy applies to the Corporation, its subsidiaries, divisions and affiliates and reaffirms that the observance of applicable law and ethical business conduct wherever the Corporation does business must be the guiding principle. The Corporation’s Executive Vice President and CFO (the “Compliance Officer”) is responsible for monitoring compliance with the Business Conduct Policy and for communicating the Business Conduct Policy to employees. Employees are advised that they have a duty to report any known or suspected violation of the Business Conduct Policy, including any violation of the laws, rules, regulations or policies that apply to the Corporation. Employees are to report such violations to their supervisor, the Compliance Officer, or by following the procedures set out in the Corporation’s Whistleblower Policy (as discussed below). It is ultimately the Board’s responsibility to monitor compliance with the Business Conduct Policy. The Board, through its Audit Committee, reviews the Business Conduct Policy annually to ensure that it complies with legal requirements and best practices. The Board has not granted any waiver of the Business Conduct Policy. Accordingly, no material change report or other notice has been required or filed.
•	Code of Ethics for Directors, Senior Executive and Financial Officers and Other Executive Officers (the “Ethics Code”). The Ethics Code requires that individuals covered by its provisions report suspected violations to either of the Chairman of the Board or the Executive Vice President and CFO, in his capacity as Compliance Officer, and that the Board take appropriate action on any such reports. Amendments of, and waivers granted under, the Ethics Code will be disseminated on the Corporation’s website (www.gsr.com). The Board has not granted any waiver of the Policy. Accordingly, no material change report or other notice has been required or filed.
•	Insider Trading and Reporting Policy (the “Insider Trading Policy”). The Insider Trading Policy mandates all appropriate trading restrictions on the Corporation’s shares to which directors, officers, employees and others are subject under applicable law and as a matter of corporate policy. In addition, directors and officers of the Corporation are prohibited from hedging their Common Shares or equity-based awards.
•	Whistleblower Policy. Employees are required to report concerns, anonymously if the individual so chooses, to any member of management or the Audit Committee regarding: (i) possible violations by employees or other persons of legal or regulatory requirements or internal policies relating to accounting standards and disclosures; (ii) internal accounting controls or matters related to the internal or external audit of the Corporation’s financial statements; (iii) securities law compliance; and (iv) other matters pertaining to fraud against shareholders. The Audit Committee is responsible for dealing appropriately with all such reports.
•	Clawback Policy. The Board has the right to recover any bonus, short-term incentive award or amount, or long-term incentive award or amount awarded to an employee, officer or director and any non-vested equity-based awards previously granted to an employee, officer or director if the Corporation’s financial statements are required to be restated, the need for restatement was caused by the misconduct of the executive officer, and the executive officer’s incentive compensation was higher as a result of the misstatement in the financials. See “Compensation Discussion and Analysis - Compensation Clawback”.

The Board is required to approve the holding by any director or officer of a board or executive position of another company creating a potential business or legal conflict affecting that individual’s ability to properly carry out his duties and serve the Corporation’s best interests. As a matter of law, Board members are required to disclose material interests in proposed transactions, after which the Board determines the propriety of the affected individual participating in either or both of discussion and voting, whether or not otherwise entitled to do either or both.

Advance Notice By-Law

On February 21, 2014, the Board adopted By-Law Number Four (the “Advance Notice By-Law”), being a by-law relating to advance notice of nominations of directors of the Corporation which was confirmed and ratified at the annual general and special meeting of the shareholders on May 8, 2014. The Advance Notice By-Law introduced an advance notice requirement in connection with shareholders intending to nominate directors in certain circumstances, each of which is described in more detail below.

The Advance Notice By-Law sets forth a procedure requiring advance notice to the Corporation by any shareholder who intends to nominate any person for election as a director of the Corporation other than pursuant to (i) a requisition of a meeting made pursuant to the provisions of the CBCA, or (ii) a shareholder proposal made pursuant to the provisions of the CBCA. Among other things, the Advance Notice By-Law sets a deadline by which such shareholders must notify the Corporation in writing of an intention to nominate directors prior to any meeting of shareholders at which directors are to be elected and sets forth the information that the shareholder must include in the notice for it to be valid.

The purposes of the Advance Notice By-law are to (i) facilitate an orderly and efficient annual general or, where the need arises, special meeting, process, (ii) ensure that all shareholders receive adequate notice of the director nominations and sufficient information regarding all director nominees, and (iii) allow shareholders to register an informed vote after having been afforded reasonable time for appropriate deliberation. The Board believes that the Advance Notice By-Law provides a reasonable time frame for shareholders to notify the Corporation of their intention to nominate directors and require shareholders to disclose information concerning the proposed nominees that is mandated by applicable securities laws. The Board will be able to evaluate the proposed nominees’ qualifications and suitability as directors and respond as appropriate in the best interests of the Corporation.

In the case of an annual meeting of shareholders, notice to the Corporation must be made not less than 30 and not more than 65 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement.

In the case of a special meeting of shareholders (which is not also an annual meeting), notice to the Corporation must be made not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

Board Role in Risk Oversight

The Board oversees the risks involved in the Corporation’s operations as part of its general oversight function, integrating risk management into the Corporation’s compliance policies and procedures. While the Board has the ultimate oversight responsibility for the risk management process, the Audit Committee and the Compensation Committee have specific responsibilities relating to risk management. Among other things, the Audit Committee, pursuant to its charter, addresses company policies with respect to financial risk assessment and risk management, and reviews such major risk exposures and the guidelines and policies that management has put in place to govern the process of assessing, controlling, managing and reporting such exposures. The Compensation Committee considers the nature, extent and acceptability of risks that the executive officers may be encouraged to take as a result of the Corporation’s incentive compensation programs and considers compensation-related risks for the Corporation. The Board also satisfies its risk oversight responsibility through full reports by each committee chair regarding the committee’s considerations and actions, as well as through regular reports directly from officers responsible for oversight of particular risks within the Corporation.

About the Board

Independence

The current Board comprises ten directors, eight of whom are independent under applicable Canadian securities laws because they do not have a direct or indirect material relationship (as set forth under applicable law and regulations) with the Corporation. Mr. Coetzer is the Corporation’s President and Chief Executive Officer and, accordingly, is not independent. Mr. Owiredu is the Corporation’s Executive Vice President and Chief Operating Officer and, accordingly, is not independent.

Role of the Board

The Board mandate sets out the duties and responsibilities of the Board, in accordance with statutory and other legal requirements and good corporate governance practices. The Board mandate is attached as Appendix A hereto.

As set out in the Board mandate, the Board establishes overall policies and standards for the Corporation. The Board expects management to conduct the business of the Corporation in accordance with the Corporation’s ongoing strategic plan as adopted by the Board. The Board regularly reviews management’s progress in meeting these expectations. The Board is kept informed of the Corporation’s operations at meetings of the Board and its committees and through reports, analyses and discussions with management. The Board normally meets five times a year in person, with additional meetings being held as needed. In 2018, there were a total of ten meetings of the Board.

The following is a summary of how the Board deals with matters pertaining to strategic planning, risk management, communication and internal control systems, management and succession:

•	Each year the Board reviews and approves planning assumptions and detailed monthly budgets for the following year and annual projections for the following four years. The Board monitors performance against budget through reporting by management in the form of monthly reports and Board papers.
•	The Board seeks to identify and assess the principal risks of the Corporation’s business which are wide-ranging because of the nature of the Corporation’s business, including risks associated with operating in developing countries, maintaining control of the Corporation’s assets and funds, assuring compliance with all relevant laws and regulations, political risks, operating risks associated with mining, exchange controls, environmental and safety risks, government regulatory or enforcement problems, title matters, civil unrest, and the availability of skilled management and labor forces.
•	The Board annually assesses the CEO’s performance and his at-risk remuneration. The Board is responsible for ensuring succession planning in the executive team.
•	The CEO and the CFO provide shareholder communications on behalf of the Corporation, all of which are monitored by the Board.

•	The Board periodically reviews the integrity of the Corporation’s internal control and management information systems.
•	The Board annually considers the Corporation’s overall performance in all key areas to identify those areas where additional skills may be required and to consider the measures required to ensure sufficient management depth for the ongoing management of Golden Star in the event of the loss of any key members of the Corporation’s executive management team.
•	The Board periodically reviews all key policies including the environmental and safety policies adopted by Golden Star and its affiliates and has established policies on safety, community relations and environment.
•	The Board has adopted policies to assure effectiveness of management information systems including policies on corporate control with respect to annual budgets, financial and budget reporting, activities reporting, acquisitions and dispositions of assets, joint ventures, spending authorities, contracts and investment banking services.
•	The Board approves the terms of all significant acquisitions and dispositions of the mineral properties and joint venture agreements on these properties.
•	The Board approves operating and capital budgets.
•	The Board receives monthly reports on operational, financial and business development matters. The Board’s relatively small size and significant industry experience allows management to liaise regularly with the Board to discuss and seek approval for various activities.

Board Assessments

The Nominating and Corporate Governance Committee performs, as part of its duties, an annual assessment of the performance of the Board and its standing committees and of the individual performance of each director and the Board and committee chairs. The Nominating and Corporate Governance Committee considers the Board’s performance in meeting the challenges that faced the Corporation over the previous 12-month period, the Board’s relationship with management, and the overall effectiveness of the Board and its members. The results of the assessment are used in making any required changes to functions and individuals and in determining nominations for re-election and appointment.

Board Renewal and Gender Diversity

Gender Diversity

The Corporation has adopted a policy regarding diversity on the Board and in executive officer positions (the “Diversity Policy”) which addresses the identification and nomination of female directors and officers. The Diversity Policy sets out the Corporation’s approach to diversity on the Board and in executive officer positions. The Corporation believes that director nomination and executive officer appointment decisions should be based on merit and remains committed to selecting the best people to fulfill these roles. At the same time, the Corporation recognizes that it is important to have a diverse pool of directors and executive officers in order to retain a broad range of perspectives, skills, experience and expertise for the stewardship and management of the Corporation. The Corporation believes that it benefits from a diversity of viewpoints, backgrounds, skills, and experience. The Corporation recognizes that gender diversity is a significant component of diversity and acknowledges the important role that women, with appropriate and relevant skills and experience, play in contributing to the Corporation’s stewardship and management. The Nominating and Corporate Governance Committee of the Board has been directed to search for qualified persons to serve on the Board and may retain a search firm to help achieve the Board’s diversity objectives. Progress toward, and objectives for, achieving diversity on the Board as well as the effectiveness of the Diversity Policy will be reviewed periodically. Two female directors have been nominated for election to the Board at the Meeting, representing 20% of the Board nominated for election at the Meeting. The Corporation has one female executive officer, representing 13% of the current executive officers. The Corporation has not adopted targets (as defined in National Instrument 58-101 - Disclosure of Corporate Governance Practices) regarding female representation on the Board and in senior management positions due to the size of the Corporation, and the fact that director and executive officer position searches are infrequent. Golden Star has been and remains committed to diversity and believes that diversity enhances both the quality and effectiveness of the Corporation’s performance and is an important aspect to effective corporate governance.

Term Limits and Retirement

The Diversity Policy also outlines the mechanisms of the Board renewal regarding the directors’ term serving on the Board and the Board’s mandatory retirement age. Directors of the Corporation are eligible to be nominated to serve on the Board until the earlier of such director: (i) serving 12 years on the Board or (ii) reaching the age of 72 years old on or before the date of the annual general or special meeting of the shareholders called in respect of the election of directors. On a case-by-case basis, and on the recommendation of the Nominating and Corporate Governance Committee, a director who has reached the term limit or the retirement age as outlined above may be nominated to serve on the Board for up to a maximum of three additional years.

Recruiting New Directors

The objective of the Corporation is to have a Board whose members each have the required experience, skills, judgment and character to perform effectively and ethically as a Board member and which, as a group, have skills complementary to the Corporation’s business and the environment in which Golden Star operates. Potential Board candidates are identified and selected with reference to these criteria. The process is supervised by the Nominating and Corporate Governance Committee which is responsible for recommending candidates for nomination or re-election, as the case may be, as set out in its charter.

The Nominating and Corporate Governance Committee considers candidates for Board membership who are suggested by members of the committee, other Board members, members of management and shareholders of the Corporation. Once the Nominating and Corporate Governance Committee has identified prospective nominees for directorship, the Board is responsible for selecting such candidates. The Nominating and Corporate Governance Committee seeks to identify director candidates with solid business and other appropriate experience and expertise, having regard for the nature of the Corporation’s business and the current composition of the Board, and commitment to devoting the time and attention necessary to fulfill their duties to the Corporation.

In addition to the factors to be considered pursuant to the Diversity Policy, the Nominating and Corporate Governance Committee’s charter includes general factors to be considered in evaluating a prospective candidate to the Board, which include (i) the extent to which the candidate will enhance the objective of having directors with diverse viewpoints, and (ii) backgrounds, experience, expertise, skills and other demographics of director candidates. We believe that the backgrounds and qualifications of our directors, considered as a group, should provide a mix of skills, experience, and knowledge that will assure that the Board can continue to fulfill its responsibilities.

The Nominating and Corporate Governance Committee also considers the independence of directors or potential directors.

Shareholders wishing to recommend a director candidate to serve on the Board may do so by providing written notice to the Chair of the Nominating and Corporate Governance Committee, Golden Star Resources Ltd., 150 King Street West, Sun Life Financial Tower, Suite 1200, Toronto, Ontario, Canada M5H 1J9. The notice should identify the candidate, provide appropriate biographical and background materials, state the nominating shareholder’s Common Share ownership, and include a written signed statement of the candidate. Assuming that the appropriate information and materials are received in a timely manner, candidates recommended by shareholders will be evaluated against the criteria outlined above.

Majority Voting for Board Elections

The Corporation has adopted a written policy requiring that at a meeting of the Shareholders at which an uncontested election of directors is to be conducted, any nominee who does not receive at least a majority (50% + 1 vote) of votes cast “for” his or her election will immediately tender their resignation to the chair of the Board following such meeting of shareholders. The Nominating and Corporate Governance Committee will consider the offer of resignation and shall make a recommendation to the Board as to whether or not the resignation should be accepted. Within 90 days following the applicable Shareholders’ meeting, the Board shall make its decision on whether to accept the resignation; however, while the Board shall consider the Committee’s recommendation, the Board must ultimately accept the resignation absent exceptional circumstances. Following the Board’s decision on the resignation, the Board shall promptly issue a news release of its decision whether to accept the applicable director’s resignation, including a full statement of the reasons for rejecting the resignation, if applicable, a copy of which must be provided to the Toronto Stock Exchange. Such director must not attend any part of a meeting of the Board or the Nominating and Corporate Governance Committee at which their resignation is discussed or a related resolution is voted upon. If such director must attend the meeting in order to satisfy quorum requirements, then they must not speak or otherwise participate in any part of the meeting where their resignation is discussed or considered or a related resolution is voted upon.

In Camera Sessions

The Board has discussions involving only the independent directors in the absence of management (in-camera sessions) at each regularly scheduled Board meeting. This gives the independent directors the opportunity to raise any matter they believe requires discussion. An in-camera session was held at each Board meeting in 2018.

Board Committees

The Board has five standing committees: the Audit, Compensation, Nominating and Corporate Governance, Corporate Responsibility, and Technical Committees. The chair of each committee is responsible for ensuring that the committee over which he or she presides properly discharges the obligations imposed by its charter, interfacing with management and making required recommendations to the Board. Charters for each of the committees are available on the Corporation’s website at www.gsr.com.

From time to time, special committees of the Board are formed to provide oversight on particular issues.

Audit Committee

As of March 11, 2019, the Audit Committee is comprised of Robert E. Doyle (Chair), Mona Quartey and Andrew Wray. See the director profiles under the heading “About the Nominated Directors - Director Profiles” for detailed information about the financial acumen of the Audit Committee members. The Board has determined that Mr. Doyle is an “audit committee financial expert” as defined by the regulations of the Securities and Exchange Commission (the “SEC”). The Board has determined that, pursuant to National Instrument 52-110 - Audit Committees (“NI 52-110”), each member of the Audit Committee is financially literate and is independent of the Corporation.

The primary duties and responsibilities of the Audit Committee, as set out in its charter, attached as Appendix B, are to oversee the financial reporting process, the system of internal control, the audit process, related party transactions, compliance with the Ethics Code, compliance with the Whistleblower Policy and the Corporation’s process for monitoring compliance with laws and regulations.

The Audit Committee is responsible for the appointment, compensation, retention, termination and oversight of the work of the independent auditor. In performing its duties, the Audit Committee maintains effective working relationships with the Board, management and the external auditors. To effectively perform his or her role, each committee member maintains an understanding of the detailed responsibilities of committee membership and the Corporation’s business, operations and risks.

The Audit Committee recommends to the Board for approval the annual and quarterly financial statements, the annual and quarterly reports and certain other documents required by regulatory authorities. The Audit Committee reviews major financial risk exposures and the guidelines, policies and insurance that the Corporation has in place to govern the process of assessing, controlling, managing and reporting such exposures. The Audit Committee met four times in 2018.

Audit Committee Report

The Audit Committee has reviewed and discussed with management of the Corporation the audited financial statements of the Corporation for the fiscal year ended December 31, 2018 (the “Audited Financial Statements”).

The Audit Committee has received a letter from PWC and has discussed with PWC its independence and has considered the compatibility of the non-audit services it provides in the context of PWC’s independence. Furthermore the Audit Committee considered the professional qualifications of PWC and the lead partner, including: their depth of understanding, expertise and capabilities with respect to the Corporation's business, accounting policies and practices and internal control over financial reporting; and the appropriateness of their fees for audit and non-audit services.

Based on these reviews and discussions, the Audit Committee recommended to the Board that the Audited Financial Statements be included in the Corporation’s Annual Report for the year ended December 31, 2018 for filing with the applicable securities regulatory authorities.

Submitted by the Audit Committee:

Robert E. Doyle, Chair

Compensation Committee

As of March 11, 2019, the Compensation Committee is comprised of Craig Nelsen (Chair), Robert E. Doyle and Andrew Wray, each of whom has been determined by the Board to be independent of the Corporation under applicable Canadian securities laws. The Compensation Committee, subject to Board approval and as set forth in its charter, supervises the evaluation and determination of compensation of executive officers, sets corporate-wide policy with respect to compensation and benefits, and administers all of Golden Star’s equity-based compensation plans), except with respect to grants to non-employee directors. The Compensation Committee is responsible for evaluating and making recommendations to the Board regarding the compensation to be paid to directors. The Compensation Committee also oversees the detailed disclosure requirements regarding executive compensation. The Compensation Committee met three times in 2018.

Nominating and Corporate Governance Committee

As of March 11, 2019, the Nominating and Corporate Governance Committee is comprised of Gilmour Clausen (Chair), Craig Nelsen and Anu Dhir. Each member of the Nominating and Corporate Governance Committee has been determined by the Board to be independent of the Corporation under applicable Canadian securities laws. The Nominating and Corporate Governance Committee, as set forth in its charter, advises and makes recommendations to the Board concerning all corporate governance issues, including: Board and committee jurisdiction, composition and size; adoption and implementation of policies designed to ensure that the Corporation follows best practices in corporate governance; and oversight of compliance with legislation, rules, regulations and guidelines enacted and adopted by applicable governments, securities regulators and stock exchanges. The Nominating and Corporate Governance Committee met three times in 2018.

The Nominating and Corporate Governance Committee annually assesses the effectiveness and contribution of the Board, its committees and individual directors (see the discussion under “Board Assessments”).

The Nominating and Corporate Governance Committee is also responsible for supervising the nomination process including identifying and recommending nominees to the Board for eventual proposal as candidates for election as directors at annual meetings of shareholders.

Corporate Responsibility Committee

As of March 11, 2019, the Corporate Responsibility Committee is comprised of Anu Dhir (Chair), Graham Crew and Mona Quartey. The primary function of the Committee is to assist the Board in the furtherance of Golden Star’s commitments to stakeholders to maintain a healthy and safe work place, environmentally sound and responsible resource development, good community relations, and the protection of human rights. Other functions may be added from time to time by the Board.

The responsibilities of the Corporate Responsibility Committee include: reviewing with management the Corporation’s overall health and safety performance, goals, policies and programs relative to exploration, development and operational matters; making enquiries of management concerning the establishment of appropriate policies, systems, standards and procedures for all technical, development and operating activities, and compliance with applicable laws and standards of corporate conduct; reviewing with management the assessment, reduction and mitigation of technical risk; reviewing with management the risk analysis of any proposed new major exploration, development or operating activity; and reviewing with management the Corporation’s record of performance on community relationships, health, safety and environmental matters, along with any proposed actions based on the record of performance. The Corporate Responsibility Committee met two times in 2018.

Technical Committee

The Technical Committee was struck by the Board in 2018. As of March 11, 2019, the Technical Committee is comprised of Gilmour Clausen, Graham Crew and Craig Nelsen. There is currently no chair of the Technical Committee. The primary function of the Committee is to assist the Board in fulfilling its oversight responsibilities with respect to (i) technical matters relating to exploration, development, permitting, construction and operation of Golden Star's mining activities; (ii) mineral resources and mineral reserves on Golden Star's properties operating and production plans for proposed and existing operating mines; and (iii) and property development and operating practices.

The responsibilities of the Technical Committee include: reviewing the technical aspects of Golden Star’s exploration, development, permitting, construction and mining programs; reviewing major commercial arrangements for engineering, procurement and construction management activities planned for the development of properties and, in the Technical Committee’s discretion, make recommendations to the Board for its consideration; reviewing all material proposals for mine construction programs; reviewing: (i) annual operating and production plans, together with operating reports, for all proposed and existing operating mines and tailings storage facilities, and (ii) mine closure plans and reclamation obligations; reviewing the technical and operating risks associated with meeting the annual budget and the Life of Mine Plan; and directing and supervising the investigation into any matter brought to its attention within the scope of its duties. The Technical Committee met two times in 2018 and visited the Corporation’s mine sites at Wassa and Prestea.

Compensation Governance

Compensation Related Risk Management

The Board provides regular oversight of Golden Star’s risk management practices, and delegates to the Compensation Committee the responsibility to provide risk oversight of Golden Star’s compensation policies and practices, and to identify and mitigate compensation policies and practices that could encourage inappropriate or excessive risk taking by members of senior management.

The Compensation Committee and Board considered the implications of the risks associated with Golden Star’s compensation practices and did not identify any risks from Golden Star’s compensation policies or practices that are likely to have a material adverse effect on Golden Star.

The Compensation Committee and Board have concluded that Golden Star has policies and practices to ensure that employees do not have incentives to take inappropriate or excessive risks, including the following:

•              Mix of fixed and variable compensation, and an appropriate weighting of share-based compensation

•              Equity ownership policy for directors and officers

•              Quantitative company-wide metrics are used to determine the value of compensation paid to Named Executive Officers pursuant to Golden Star’s annual incentive plan

•              The Board and Compensation Committee have discretion to determine the value, if any, of compensation pursuant to Golden Star’s annual incentive programs and to adjust the payout to take into account risk

•              Golden Star has a mix of relative and absolute targets in its compensation plans, as the performance share units issued pursuant to the 2014 PSU Plan (as defined below) vest based on relative total shareholder return

•              The 2017 PRSU Plan (as defined below) allows executives to continue to hold performance share units for up to ten years, increasing their exposure to long-term risks of the business

What We Do

50% of equity compensation awarded in 2018 was in the form of performance contingent PSUs, the balance was in options which only have value if share price increases

75% of CEO pay is at risk

use an appropriate peer group and benchmark pay to the median use a balanced scorecard for annual incentive awards

set challenging performance goals which are thoroughly disclosed have director and executive share ownership requirements

have a clawback and prohibit hedging of shares and equity incentives have an independent Compensation Committee and an independent consultant

What we don’t do

Provide guaranteed or discretionary payments

Provide loans to directors or officers

Provide excessive severance or supplemental pension benefits

Provide excessive perks

•	The Corporation makes annual awards of share-based compensation with overlapping vesting periods to retain management and provide continual share-based exposure to the longer-term risks management undertakes Annual incentive awards are based on the key performance indicators of the Corporation

•	Annual incentive awards are not determined or paid out until the completion of the audit of Golden Star’s consolidated annual financial statements by Golden Star’s independent auditor
•	Golden Star prohibits hedging and restricts pledging of the Common Shares and share-based incentives held by directors and officers
•	Golden Star has an organizational culture of prudent risk-taking
•	There is a comprehensive Business Conduct Policy, Ethics Code and Whistleblower Policy that encourages reporting of imprudent corporate behavior
•	The Compensation Committee is comprised entirely of independent directors and retains an independent compensation consultant to assist it in its review of compensation
•	Robert E. Doyle is a member of the Compensation Committee, and the Chair of the Audit Committee, providing the Compensation Committee with an in depth understanding of Golden Star’s enterprise risks when making its decisions in respect of compensation

Independent Advice

In 2018, the Compensation Committee retained Meridian Compensation Partners (“Meridian”) to provide independent advice to the Committee. Meridian does not provide any services to management. Golden Star paid fees to Meridian of $61,300 in 2018 and $98,987 in 2017 (plus taxes and expenses). In concluding that Meridian was independent of the Corporation, the Compensation Committee also considered whether Meridian has implemented policies and procedures to prevent conflicts of interest, whether Meridian owns any shares of the Corporation, and whether Meridian had a business or personal relationship with any member of management or the Compensation Committee.

The Compensation Committee has sole authority to retain and terminate any compensation consultant to be used to assist it in the evaluation of executive officer compensation. The Compensation Committee has sole authority to approve such consultants’ fees and retention terms and to obtain advice and assistance from internal or external legal, accounting or other advisors.

Based on information which is publicly available and which is provided by independent consultants, the Compensation Committee exercises its business judgment in setting base salaries and incentive compensation levels for executive officers.

In determining compensation, the Board and the Compensation Committee also evaluate each executive officer’s level of responsibility and experience as well as company-wide performance. An executive officer’s success in achieving business results, promoting core values, improving health and safety and demonstrating leadership are also taken into account when reviewing base salaries.

Director Compensation

Approach to Director Compensation

Golden Star pays director compensation to attract and retain directors of the quality and with the skills required to oversee Golden Star’s business, taking into account our international operations and the complexity of our business. We compensate directors for their risk, responsibility and preparation, on the basis that they devote time and attention to Golden Star year round and to reflect their fiduciary oversight and effectiveness. Our directors oversee the Corporation’s business and affairs on behalf of shareholders and in the best interests of the corporation. Our directors may elect to receive all or a portion of their director compensation in the form of deferred share units (“DSUs”) under the Corporation’s DSU Plan (as defined below). DSUs may be redeemed for cash, Common Shares or a combination of both. See “Equity Compensation Plan Information - Deferred Share Unit Plan” for a summary of the DSU Plan.

The Corporation’s Stock Option Plan provides for discretionary grants of stock options to directors. Such grants may be made upon a director’s appointment or from time to time thereafter. See “Equity Compensation Plan Information - Stock Option Plan” for a summary of the Stock Option Plan.

Share Ownership Requirements

For information about share ownership requirements for directors, see “Compensation Discussion and Analysis - Share Ownership Requirements”.

Fees and Retainers

Our director compensation is comprised of a director cash retainer:

•	$136,000 for the Chairman; and
•	$75,000 for the other non-executive directors.

Plus Committee Chair cash retainers:

•	$17,500 for the Chair of the Audit Committee;
•	$10,000 for the Chair of the Nominating and Corporate Governance Committee;
•	$12,500 for the Chair of the Corporate Responsibility Committee; and
•	$15,000 for the Chair of the Compensation Committee.

Additionally, each director receives compensation of $5,000 annually for each committee on which they serve (except that directors do not receive compensation for service on the Technical Committee). Directors are also reimbursed for transportation and other out-of-pocket expenses reasonably incurred for attendance at Board and committee meetings and in connection with the performance of their duties as directors.

Details of 2018 Director Compensation

Director Compensation Table

The following table discloses the cash, equity awards and other compensation earned, paid or awarded, as the case may be, to each of the Corporation’s non-executive directors during the fiscal year ended December 31, 2018.

Director Name	Director’s Committee Fees Paid in Cash ($)	Stock Awards ($)	Option Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)	All Other Compensation (including DSUs) ($)[2]	Total ($)
Tim Baker[3]	102,000	-	-	-	134,000	236,000
Gilmour Clausen[4]	52,500	-	-	-	87,500	140,000
Graham Crew[5]	16,226	-	29,232	-	17,909	63,367
Anu Dhir[6]	52,500	-	-	-	95,000	147,500
Robert E. Doyle[7]	22,500	-	-	-	125,000	147,500
Craig Nelsen[9]	95,000	-	-	-	50,000	145,000
Mona Quartey[9]	66,250	-	-	-	68,750	135,000
Andrew Wray[10]	-	-	29,232	-	34,135	63,367

1.	Messrs. Crew and Wray each received a one-time grant of 20,000 stock options on October 5, 2018, in connection with their appointment to the Board. This amount represents the fair value of stock options on the date of grant, calculated using the Black Scholes model.

2.	This represents compensation taken in DSUs for services provided in 2018, which included DSUs granted on January 15, 2018, for services performed during the fourth quarter of 2018. The amounts are based on the grant date fair value that is calculated using the volume-weighted average trading price of the Common Shares on the NYSE American for the 20 days immediately preceding the award date.
3.	Mr. Baker received a cash payment of $102,000 and grants of approximately 38,895 DSUs as director compensation for 2018.
4.	Mr. Clausen received a cash payment of $52,500 and grants of approximately 25,398 DSUs as director compensation for 2018.
5.	Mr. Crew received a cash payment of $16,226 and grants of approximately 704 DSUs as director compensation for 2018. Mr. Crew was appointed as director of the Corporation on October 1, 2018.
6.	Ms. Dhir received a cash payment of $52,500 and grants of approximately 27,575 DSUs as director compensation for 2018.
7.	Mr. Doyle cash payment of $22,500 and grants of approximately 36,282 DSUs as director compensation for 2018.
8.	Mr. Nelsen cash payment of $95,000 and grants of approximately 13,244 DSUs as director compensation for 2018.
9.	Ms. Quartey cash payment of $66,280 and grants of approximately 19,955 DSUs as director compensation for 2018.
10.	Mr. Wray received grants of approximately 1,280 DSUs as director compensation for 2018. Mr. Wray was appointed as director of the Corporation on October 1, 2018.

Director Equity Plan Awards

Outstanding Share-Based Awards and Option-based Awards as at December 31, 2018

The following table sets out all share-based awards and option-based awards held by directors of the Corporation and outstanding as at the end of the Corporation’s most recently completed financial year.

	Option-based Awards					Share-based Awards[1]
Name	Grant date	Number of unexercised stock options/ SARs (#)	Option / SARs exercise price (CAD$)	Option / SARs expiry date	Value of unexercised in-the-money options/SARs (CAD$)[2]	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested ($)[3]	Market or payout value of vested share-based awards not paid out or distributed ($)
Tim Baker	Options
	Jan 1, 2013	100,000	9.20	Jan 1, 2023	-
	May 9, 2016	15,000	4.35	May 9, 2021	-
						DSUs
						344,274	1,084,463	-
Gilmour Clausen	Options
	Aug 2, 2016	20,000	5.15	Aug 2, 2026	-
						DSUs
						38,591	121,561	-
Graham Crew	Options
	Oct 5, 2019	20,000	4.80	Oct 5, 2028	-
						DSUs
						704	2,218	-
Anu Dhir	Options
	Feb 24, 2014	20,000	4.35	Feb 24, 2024	-
	May 9, 2016	10,000	4.35	May 9, 2021	-
						DSUs
						126,661	398,982	-
Robert E. Doyle	Options
	Feb 2, 2010	20,000	15.95	Feb 2, 2020	-
	May 9, 2016	10,000	4.35	May 9, 2021	-
						DSUs
						291,898	919,478	-
Craig Nelsen	Options
	May 25, 2011	20,000	12.95	May 25, 2021	-

	Option-based Awards					Share-based Awards[1]
Name	Grant date	Number of unexercised stock options/ SARs (#)	Option / SARs exercise price (CAD$)	Option / SARs expiry date	Value of unexercised in-the-money options/SARs (CAD$)[2]	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested ($)[3]	Market or payout value of vested share-based awards not paid out or distributed ($)
	May 9, 2016	10,000	4.35	May 9, 2021	-
						DSUs
						74,415	234,408	-
Mona Quartey	Options
	May 5, 2017	20,000	4.70	May 5, 2027	-
						DSUs
						21,002	66,156	-
Andrew Wray	Options
	Oct 5, 2018	20,000	4.80	Oct 5, 2028	-
						DSUs
						1,280	4,032	-
1.	This represents deferred share units granted to directors on the Board to December 31, 2018 and does not include grants on January 15, 2019 for services performed in the fourth quarter of 2018.
2.	Valued based on the TSX closing price on December 31, 2018, of CAD$4.34, less the exercise price of the in-the-money options.
3.	Valued based on the NYSE American closing price on December 31, 2018, of $3.15.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets out the value vested during the Corporation’s most recently completed financial year in respect of option-based awards, share-based awards and non-equity incentive plan compensation for directors of the Corporation.

Name[1]	Option-based awards - Value vested during the year ($)	Share-based awards - Value vested during the year ($)[2]	Non-equity incentive plan compensation - Value earned during the year ($)

Tim Baker	1,000	134,000	-
Gilmour Clausen	-	87,500	-
Graham Crew	-	17,909	-
Anu Dhir	667	95,000	-
Robert E. Doyle	667	125,000	-
Craig Nelsen	667	50,000	-
Mona Quartey	-	68,750	-
Andrew Wray	-	34,135	-
1.	Information concerning Mr. Coetzer and Mr. Owiredu has been provided in the table concerning executive compensation.
2.	This amount represents compensation taken in Deferred Share Units for service performed during 2018. The grant date fair value is based on the volume weighted average trading price of the Common Shares on the NYSE American for the 20 days immediately preceding the award date.

Executive Compensation

Message to Shareholders

Dear Fellow Shareholder,

On behalf of the Compensation Committee, I want to provide some additional insight into Golden Star’s approach to executive compensation, outlined as follows:

Commitment to Pay for Performance

The Board is committed to paying executives fairly for their performance. Pay is linked to both the execution of the Corporation’s business plan and to Golden Star’s commitment to deliver strong returns to shareholders. Most executives’ compensation is at risk and depends on short- and long-term performance against key metrics and share price. In 2019, named executive officers (“NEOs”) received 50% of their compensation in the form of options and 50% in (2017) PSUs to vest at the end of three years based on total shareholder return relative to a peer group of gold companies. This provides a balance of absolute and relative performance and strong alignment with the interests of our shareholders.

2018 Corporation Performance

Key aspects of 2018 performance include:

•	Strategic investment by La Mancha of $125.7 million transformed the balance sheet
•	Consolidated cash balance of $96.5 million as at December 31, 2018 (post La Mancha investment)
•	Commercial production achieved at the Prestea Underground Gold Mine (“Prestea Underground”) on February 1, 2018
•	224,784 ounces of consolidated gold production for FY 2018 (16% decrease compared to FY 2017)
o	Wassa Complex (“Wassa”): 149,697 ounces
o	Prestea Complex (“Prestea”): 75,087 ounces
•	Consolidated cash operating cost per ounce of $847 (11% increase compared to FY 2017)
•	All-in sustaining cost (“AISC”) per ounce of $1,107 (17% increase compared to FY 2017)
•	Net loss attributable to Golden Star shareholders of $18.1 million ($0.21 loss per share) in FY 2018 compared to a net income attributable to Golden Star shareholders of $38.8 million ($0.52 income per share) in FY 2017
•	Mine operating margin of $15.3 million in FY 2018 compared to $57.2 million in FY 2017 due to a decrease in production at Prestea, only partially offset by an increase in production at Wassa Underground Gold Mine (“Wassa Underground”)
•	Consolidated capital expenditure of $46.8 million in FY 2018, with 56% related to Wassa Underground development and equipment purchases and 18% related to Wassa exploration

2018 was a year of transition for Golden Star as the Corporation began to cease open pit mining and transitioned towards being an underground only producer. From a development perspective, Golden Star continued to advance both operations by ramping up production during the course of 2018. During the year, Prestea faced operational struggles but with operational right-sizing and management changes at the mine, Prestea has better positioned itself to achieve newly defined targets. Wassa established itself as GSR’s flagship asset by continuing to exceed expectations. With the infrastructure upgrades and the continuous positive conversion of reserves, the Corporation is well on its way to defining Wassa as a world class asset. From an exploration perspective, the Corporation saw significant success. The Inferred Mineral Resources at Wassa Underground more than doubled, demonstrating its potential and further upside. From an operational perspective, Wassa Underground has ramped up well and this success forms a solid foundation for the next stage of the mine’s growth. Wassa’s processing plant has more capacity and the southern inferred portion of the deposit represents the potential to ‘fill the mill’

and increase production. In October, Golden Star completed a strategic private placement of $125.7 million with La Mancha, accomplished at a premium to our share price. This relationship secures Golden Star’s platform for growth in Africa allowing the Corporation to expedite its exploration and expansion programs at both Wassa and Prestea. As a follow-up to the transaction, a 5:1 share consolidation was approved and completed.

Golden Star remains dedicated to its guiding principles of a commitment to health and safety, operational excellence, organic growth, corporate social responsibility and a high-performance culture. The guiding principle of “health and safety” was added in 2018 to reinforce our corporate commitment, and new standards are being introduced by empowering the workforce through participating in the design and implementation of improvements. External and independent surveys were conducted in April and November of 2018 and the results from the second survey indicated that the Corporation is indeed experiencing a positive cultural shift in safety.

2018 Compensation Decisions

Over a three-year cycle, Golden Star achieved top total shareholder return results amongst its peer group. As such, the (2014) PSUs (as defined below) awarded in 2016 were paid out on the basis of a 200% performance factor.

For the 2018 annual incentive plan, the Compensation Committee assessed performance relative to the balanced scorecard metrics. The result of the Corporation’s strong and focused pay for performance structure was demonstrated as the 2018 annual incentives were paid significantly below target. The overall corporate rating (weighted at 80%) was 38.9% of target. The NEOs’ individual performance ratings (weighted at 20%) were 80% to 154%.

The stretch and performance alignment of the Corporation’s annual incentive is demonstrated in the chart below, which illustrates a five-year history of the annual incentive payout levels for the CEO, relative to target.

Long-term incentives were awarded to our NEOs in 2018 with 50% in options and 50% in (2017) PSUs. Options vest 25% immediately and 25% per year over three years and only have value to the extent share price increases. (2017) PSUs vest based on the achievement of total shareholder return relative to a peer group of gold companies and cliff vest at the end of a three-year performance period. The long-term incentive provides strong alignment with shareholders and rewards executives only if a relative increase in share price occurs, and the Corporation outperforms other gold companies as defined in the 2017 PRSU Plan.

2018 CEO Compensation

Corporate performance remains the single biggest factor in the Board’s decision on pay for Golden Star’s CEO and senior officers. At target performance, 25% of the CEO’s compensation is base salary and the remaining 75% is at-risk compensation (25% in the form of an annual incentive and 50% in long-term, at-risk, share-based compensation).

The Corporation believes that the compensation structure effectively aligns compensation with executive performance and shareholder interests. This is evidenced by the chart below which compares the value of compensation for the CEO as disclosed on the summary compensation table, with the realizable value (taking share price into account as at December 31, 2018) over the last five years.

The CEO’s base salary was not increased for 2018. The annual incentive awarded to the CEO for 2018 was $245,600, with a corporate performance rating of 38.9%, and an individual performance rating of 90%.

I hope this brief overview has given you more insight to our approach to executive compensation and how it is linked to performance and the long-term interests of Golden Star and our shareholders.

Sincerely,

Craig Nelsen

Compensation Discussion and Analysis

Compensation Philosophy

The Corporation’s executive compensation philosophy reflects the following principles.

•	Compensation should be related to performance - A significant portion of our NEOs’ compensation should be based on corporate, individual and business unit performance. During periods when performance meets or exceeds the established objectives, NEOs should be paid at or above target levels. When performance does not meet established objectives, incentive award payments, if any, should be lower.

•	Compensation at risk should represent a significant percentage of an NEO’s total compensation - NEOs’ short-term incentives are based on operating and financial performance against budget, and their long-term incentives are measured against total shareholder return relative to a selected peer-group of mining companies and on our share price.
•	Compensation levels should be competitive - A competitive compensation program is vital to the Corporation’s ability to attract and retain qualified senior executives. The Corporation regularly assesses peer group compensation to ensure that the compensation program is competitive. We target compensation relative to the median of our peer group.

Oversight of Executive Compensation Program

The Compensation Committee oversees the compensation of the NEOs (see page 38 for a list of our NEOs for 2018).

In determining the CEO’s compensation, the Compensation Committee annually evaluates the CEO’s performance and considers the Corporation’s performance and shareholder return relative to Golden Star’s peers, the compensation of chief executive officers at comparable companies and, with input from the CEO and the Compensation Committee’s independent consultant, other relevant factors. In determining the compensation of the other NEOs, the Compensation Committee considers the CEO’s evaluation of each individual’s performance, recommendations by the CEO, the Corporation’s overall performance, and comparable compensation paid to similarly situated officers in peer companies.

The Compensation Committee determines any annual incentives to be awarded to the CEO and the other NEOs based on a combination of the Corporation’s performance for the year and the achievement of both corporate and individual key performance indicators established by the Compensation Committee with input from the CEO, as of the commencement of the year.

The Compensation Committee reviews compensation elements for each NEO on an annual basis. In each case, the Compensation Committee takes into account the scope of responsibilities and experience, and balances these against competitive compensation levels.

The CEO presents to the Compensation Committee his evaluation of each NEO, which includes a review of contribution and performance over the past year, strengths, weaknesses, development plans and succession potential. The Compensation Committee members also have the opportunity to interface with the NEOs during the year.

Comparator Group

With advice from Meridian, its independent compensation consultant, Golden Star developed a comparator group taking into account direct competitors for talent, especially for industry specific roles. The comparator group is comprised of publicly traded Canadian organizations that are direct business competitors of Golden Star and which range in size (based primarily on asset size) of roughly between ⅓× to 3× Golden Star’s assets, with revenue used as a secondary screen. Golden Star is positioned somewhat below the median of the comparator group in terms of assets and above the median of the group in terms of revenue.

Meridian reviewed the peer group in 2018 and recommended that Alamos Gold Inc., B2Gold Corp., Endeavour Mining Corporation and Pan American Silver Corp. be removed from, and that Avesoro Resources Inc., Asanko

Gold Inc., Dundee Precious Metals Inc., Torex Gold Resources Inc., and Leagold Mining Corporation be added to, the group to better align Golden Star at the median of the group.

The companies comprising the comparator group are as follows:

Gold Companies	Diversified Metals & Mining	Precious Metals & Minerals
Alio Gold Inc. (formerly Timmins Gold)	Nevsun Resources Ltd.	Americas Silver Corp.
Asanko Gold Inc.	Taseko Mines Ltd.	Dundee Precious Metals Inc.
Aura Minerals Inc.		Endeavour Silver Corp.
Avesoro Resources Inc.		First Majestic Silver Corp.
Leagold Mining Corporation		North American Palladium
Orvana Minerals Corp.		Torex Gold Resources Inc.
Primero Mining Corp.
Roxgold Inc.
SSR Mining Inc. (formerly Silver Standard)
Teranga Gold Corp.
Wesdome Gold Mines Ltd.

Pay Positioning

Golden Star generally positions pay competitive to the median of the comparator group.

Named Executive Officers

In 2018 the Corporation’s NEOs were:

•	Samuel T. Coetzer, President and Chief Executive Officer
•	Daniel Owiredu, Executive Vice President and Chief Operating Officer
•	P. André van Niekerk, Executive Vice President and Chief Financial Officer
•	Dr. Martin Raffield, Executive Vice President, Chief Technical Officer
•	S. Mitchel Wasel, Vice President Exploration

Compensation Components

The components of Golden Star’s executive compensation program are base salary, annual incentive, long-term incentive and benefits as described below.

Component	Form of Compensation	Applies To	Performance Period	Determined By Purpose
Base Salary	Cash	All employees	1 year	NEO base salaries are determined by evaluating the scope of the NEO’s role, the NEO’s performance, general economic conditions and marketplace compensation trends.
Annual Incentive	Cash	Eligible employees	1 year	The annual incentive provides each NEO with the opportunity to earn a bonus based on the achievement of specific measurable company-wide and individual performance goals.
Long-Term Incentives	Share based	Senior Management	3-10 years	The LTIP provides NEOs with long-term incentive award opportunities that are aligned with longer term share price performance. Long-term incentives are provided in the form of options, (2017) PSUs and/or Share Units.
Benefits	N/A	All eligible employees	1 year	The Corporation offers health and welfare programs to all employees, a group registered retirement savings plan for Canadian employees and a 401(k) savings program to all eligible U.S. based employees. The NEOs generally are eligible for the same benefit programs on the same basis as the rest of the managerial workforce, if applicable. The health and welfare programs are intended to protect employees against catastrophic loss and encourage a healthy lifestyle.

Compensation Mix

For the executive group, the target compensation mix and levels of pay at risk in 2018 were as follows:1

Annual Incentive Plan

Incentive bonuses are paid based on performance. The Compensation Committee approves a market competitive target incentive level as a percentage of the base salary earned during the incentive period for each NEO.

For 2018, the annual incentive was targeted at 60% to 100% of base salary, depending on the position of the NEO. Payouts can range from zero, if performance targets were not achieved, to 200% of target payout if results significantly exceed planned performance. 2018 annual incentive targets and objectives were determined based on a combination of achievement of corporate performance objectives and achievement of individual performance measures.

1 AIP means “Annual Incentive Plan”.

The annual incentive plan targets, metrics and weightings for 2018 were as follows:

	Weighting	Metric
Corporate (80%)	30%	Gold Sales • 15% Prestea Production • 15% Wassa Production
	30%	Direct Operating Cost/Ounce • 15% Direct cost/ounce (Prestea) • 15% Direct cost/ounce (Wassa)
	20%	Free Cash Flow
Individual (20%)	Specific measurable individual performance targets set at the start of the year for each NEO.

The 2018 corporate objectives were defined in the 2018 operating plan and budget.

Long-Term Incentive Plan

The LTIP is designed to strengthen the alignment between executive compensation and the long-term value of the Corporation’s share price. Awards are set as a percentage of salary and are typically provided 50% as options awarded pursuant to the Stock Option Plan (described in detail on page 58) and 50% as performance share units awarded pursuant to the 2017 PRSU Plan (described in detail on page 54). (2017) PSUs vest at the end of a three-year performance period based on total shareholder return relative to a performance peer group to align compensation mix with market practice and to provide a strong incentive, through options, to increase share price over the longer term. This mix of options and (2017) PSUs is 100% performance based and rewards increase in share price and industry out performance.

Previous awards and grants, whether vested or unvested, have no impact on the Committee’s decision in making current year’s awards and grants.

Stock options and SARs have no value unless the price of the Common Shares increases above the exercise price which links a portion of executive compensation directly to shareholders’ interests by providing an incentive to increase the market price of the shares. (2017) PSUs cliff vest at the end of a three-year performance period based on total shareholder return performance using the adjustment factor set out below:

Relative Performance	Adjustment Factor
Less than the 35th percentile	0
35th percentile	50%
50th percentile	100%
75th percentile	150%
90th percentile or greater	200%

The performance peer group for the 2018 award is comprised of:

Agnico Eagle Mines Ltd.

Alamos Gold Inc.

Alio Gold Inc. (formerly Timmins Gold Corp.)

B2Gold Corp.

Barrick Gold Corp.

Detour Gold Corp.

Eldorado Gold Corp.

Endeavour Mining Corp.

Goldcorp Inc.

IAMGOLD Corp.

Kinross Gold Corporation McEwen Mining Inc. New Gold Inc. Novagold Resources Ltd. Premier Gold Mines Ltd. Roxgold Inc. Semafo Inc. Teranga Gold Corp. Yamana Gold Inc.

The performance peer group used for the (2017) PSUs is different than the peer group used for compensation benchmarking. In developing the compensation peer group, asset size of the peer companies is critical in selecting the companies in the group, while the particular mineral extracted is less critical. For the performance peer group, in order for (2017) PSUs to vest based on relative out-performance, it is critical that the total shareholder return of the companies in the peer group subject to the same commodity price influences as Golden Star and be correlated with gold price. Accordingly, all the companies in the performance peer group are gold mining companies.

Benefits

The Corporation’s health and welfare programs include medical, wellness, pharmacy, dental, vision, life insurance, and accidental death and disability. Coverage under the life and accidental death and disability programs offer benefit amounts specific to each NEO. Premiums for supplemental life insurance are paid by the Corporation on behalf of all NEOs.

The Corporation maintains a group registered retirement savings plan (“RRSP”) for its Canadian employees, including Canadian based NEOs. Golden Star matches up to 3% of employee contributions to the RRSP, and provides a contribution gift of 3% directly to the RRSP. In 2018, Golden Star topped up the RRSP for each employee by contributing 6% of the amount of the annual incentive for the employee (contributions limited to the annual maximum allowed by the Income Tax Act (Canada)).

The 401(k) savings plan is intended to supplement the employee’s personal savings and social security. The Corporation adopted the 401(k) savings plan to enable employees to save for retirement through a tax-advantaged combination of employee and Corporation contributions and to provide employees the opportunity to directly manage their retirement plan assets through a variety of investment options. All U.S. based employees are eligible to participate in the 401(k) savings plan. The Corporation provided a matching contribution to the 401(k) savings plan for each eligible employee equal to the first 6%.

The Compensation Committee annually reviews the benefits provided to NEOs to determine if changes are appropriate.

Changes for 2018

No increases were made to NEO compensation and no significant changes were made to our compensation programs for 2018.

Share Ownership Requirements

We have share ownership requirements for our executive officers and directors as follows:

Participant	Target Ownership Level
CEO	3 times base salary
Other Named Executive Officers upon recommendation by the CEO, as approved by the Compensation Committee	1 times base salary
Other Executives, as determined by the CEO	0.5 times base salary
Outside Directors	3 times annual retainer

Common Shares, DSUs and any other fully vested share awards (excluding options, share appreciation rights and similar leveraged awards) and 50% of (2017) PSUs are counted towards share ownership requirements and are valued at the higher of value at the time of award or acquisition and current market value.

In addition, executive officers must ultimately meet 100% of their ownership requirement through the ownership of Common Shares or DSUs (which cannot be redeemed until the holder ceases to be an employee of Golden Star). There is no time limit to achieve 100% ownership in Common Shares or DSUs.

We also have a “hold until met” requirement. Executives must retain their Common Shares, and invest 50% of the after-tax value of (2014) PSU and (2017) PSU redemption and option exercises in Common Shares until the target ownership level is met 100% in Common Shares or DSUs. Directors must elect to take at least 25% of their annual retainer in the form of DSUs until the target ownership level is met.

Our directors and executives are expected to fulfill their ownership requirements within five years of becoming subject to the share ownership policy.

Compensation Clawback

Our Code of Conduct includes a compensation clawback. The Compensation Committee will require employees, officers and directors to reimburse, in all appropriate cases, any bonus, short-term incentive award or amount, or long-term incentive award or amount awarded to the employee, officer or director and any non-vested equity-based awards previously granted to the employee, officer or director (collectively “Incentive Compensation”) if: (a) the amount of the Incentive Compensation was calculated based upon the achievement of certain financial results that were subsequently the subject of a restatement or the correction of a material error, (b) the employee, officer or director engaged in intentional misconduct that caused or partially caused the need for the restatement or caused or partially caused the material error, and (c) the amount of the Incentive Compensation that would have been awarded to the employee, officer or director, if the financial results had been properly reported and amount actually awarded would have been lower.

Hedging Prohibition and Pledging Restriction

Directors and officers are prohibited from engaging in hedging, speculative, short selling and similar transactions of any kind respecting Common Shares or shared based compensation. Our directors and officers are also prohibited from holding Golden Star securities in a margin account or pledging them as security for a loan.

2018 Performance and Compensation

The 2018 corporate performance objectives and the performance results applicable to each NEO are provided in the table below. A substantial portion of each NEO’s compensation is linked directly to the Corporation’s performance.

Operational targets (production and costs) are based on realistic performance expectations linked to the strategic business plan. Targets are established with threshold, target and maximum performance levels and associated payouts and safety is a key metric in the operational short-term incentive plans which roll up to the executive level. All annual targets are reviewed and set by the Board during the December and February Board meetings. Free cash flow targets are based on gold price assumptions set in the prior year and free cash flow actual results are based on gold price achieved on ounces sold.

Corporate targets are set by the Board during the review of the strategic business plan and are based on the budget which is a part of the strategic business plan. This ensures that performance metrics and targets align with the strategic direction of the Corporation. Targets take into account accepted engineering principles based on the mine plan generated from the reserve statement and require continuous improvements through anticipated productivity gains and capital spent in prior years.

2018 Corporate Performance Objectives		2018 Target Payout Range			2018 Results
Performance Metric	Weighting	Minimum (30%)	Target (100%)	Maximum (200%)	Performance	Payout Percentage

Gold production
Prestea - Annual Production (oz)[1]	15%	104,277	115,864	133,243	75,087	1%
Wassa - Annual Production (oz)[3]	15%	123,678	137,419	158,032	149,697	16%
Direct Operating Costs
Prestea - Direct Operating Costs per ounce ($/oz)[4]	15%	770	630	466	1,292	0%
Wassa - Direct Operating Costs per ounce ($/oz)[5]	15%	630	573	487	581	14%
Free Cash Flow
Free Cash Flow (in thousands)[6]	20%	10,969	18,444	33,393	(56,747)	0%
Total Result:	80%					39% performance factor (being 31.1%/80%)
1.	Production is measured on a quarterly basis. Prestea did not meet its production target for any quarter during 2018.
2.	Production is measured on a quarterly basis. Wassa achieved in excess of the minimum targets of production for three of four quarters.
3.	Direct operating cost per ounce represents the cash mining operations cost incurred by the operation excluding adjustments for the build-up or drawdown of metals inventory divided by ounces produced. The Prestea operation’s direct operating costs per ounce were lower than the threshold in one quarter of 2018.
4.	Direct operating cost per ounce represents the cash mining operations cost incurred by the operation excluding adjustments for the build-up or drawdown of metals inventory divided by ounces produced. Wassa's direct operating cost per ounce was lower than the threshold in the first and second quarters during the year and higher than threshold in the third and fourth quarters of 2018.
5.	As a result of the lower than expected production at Prestea Underground, increased exploration spending and cash used for working capital purposes, the Corporation did not meet its free cash flow target.

As reflected in the table above, the corporate performance factor was 39% (a score of 31.1 based on the 80% corporate performance weighting) in 2018. Bonuses were determined to be paid to each of these NEOs based on this percentage and the individual performance of each NEO.

2018 Compensation Details

Named Executive Officer Compensation

Samuel T. Coetzer, President and Chief Executive Officer Resident of: Toronto, Ontario, Canada Officer Since: 2011 Age: 58

Mr. Coetzer’s detailed biography and shareholdings are set out in his director profile.

2018 Accomplishments:

•      Unveiling Wassa as a world-class asset with strategic focus on exploration, continuous positive conversion and infrastructure upgrades.

•      Transitioning Golden Star from open pit operations to becoming an underground-only producer.

•      Completion of strategic private placement of $125.7 million with La Mancha, securing Golden Star’s platform for growth, allowing the Corporation to expedite its exploration and expansion programs at both Wassa and Prestea, and creating strength and flexibility for the future.

•      5:1 share consolidation transaction completed providing Golden Star with increased flexibility and competitiveness in the marketplace and making its shares more attractive to potential investors.

•      Institutional activities increased in 2018 over 2017, specifically with La Mancha entering with a 30% position in the Company, and trading volume average increased by ~44% in 2018 over 2017.

•      Reinforcing a culture where safety is paramount and never compromised through a number of initiatives including implementing changes to corporate metrics and empowering the workforce through their engagement in designing company systems and standards.

•      Continued to reinforce a strong commitment to the Corporation’s efforts to strengthen its social licence in Golden Star’s host communities.

2018 individual performance rating of 90.0%

Daniel Owiredu, Executive Vice President and Chief Operating Officer Resident of: Accra, Ghana Officer Since: 2006 Age: 61

Mr. Owiredu’s detailed biography and shareholdings are set out in his director profile.

2018 Accomplishments:

•      Continuation in unlocking upside potential of the resources at Wassa with the mine exceeding capacity targets.

•      Wassa achieved 29% decrease in cash operating cost compared to FY 2017, while increasing production by 9%.

•      Prestea declared commercial production on February 1, 2018. Focus continued on addressing operational challenges and right-sizing the Prestea business unit to effect lower operating cost base.

•      Ghana-wide integration of the 2030 Agenda for Sustainable Development in business processes and systems embedding the 17 SDG’s.

•      Critical safety review conducted by independent external consultant which led to development of safety systems, standards and a focus on leadership at both operations. Demonstrated visible leadership building a sense of accountability through the workforce.

•      Continued commitment to industry-leading corporate social responsibility through various initiatives including hosting the successful Giants of Africa basketball camp and sponsoring a sports and recreational centre at Prestea.

2018 individual performance rating of 90%

Mr P. André van Niekerk, Executive Vice President and Chief Financial Officer Resident of: Toronto, Ontario, Canada Officer Since: April 2014 Age: 42

P. André van Niekerk joined Golden Star in 2006. Mr. van Niekerk spent close to five years in Ghana as the head of finance and business operations, after which he was transferred to the corporate office to assume the role of Vice President - Controller. In April of 2014 Mr. van Niekerk was appointed to the role of Executive Vice President & Chief Financial Officer . While based in Ghana, Mr. van Niekerk was Vice Chairman of the Ghanaian Chamber of Mines Energy Committee and a member of the Chamber of Mines Finance Committee. Prior to joining Golden Star, Mr. van Niekerk spent six years with KPMG serving clients in the mining and oil and gas industries. Mr. van Niekerk has been the Executive Vice President and Chief Financial Officer for Golden Star for more than four years.

2018 Accomplishments:

•      Commitment letter signed for a $20 million secured loan facility with Ecobank Ghana Limited to repay in full the existing $20 million secured loan facility with Royal Gold. This facility added flexibility to the Corporation’s financial position and enabled a stronger cash balance to be maintained during the ramping up of Wassa and Prestea underground operations.

•      Contributed to an effective completion of the La Mancha transaction.

•      Successful implementation of corporate accounting system.

•      Implementation of Enterprise Risk Management System initiated in Ghana, including a thorough review to incorporate business processes to Enterprise Resource Planning system.

•      Embedded strong cost-focused procedures and controls with regular cost reviews conducted.

•      Provided support and oversight to maintain best in class governance practices.

2018 individual performance rating of 105%

Securityholdings as at March 11, 2019:

Mr. van Niekerk owned 17,400 Common Shares, 300,514 options, 128,281 rights performance share units and 20,661 deferred share units. He satisfies applicable share ownership guidelines.

Dr. Martin Raffield, Executive Vice President, Chief Technical Officer Resident of: Oakville, Ontario, Canada Officer Since: 2011 Age: 50

Martin Raffield was appointed Executive Vice President, Chief Technical Officer in January 2019. He joined Golden Star in August 2011 and previously held the role of Senior Vice President, Project Development and Technical Services. Prior to this, from June 2007, he was Principal Consultant and Practice Leader for SRK Consulting (US) Ltd in Denver. Mr. Raffield started his career in 1992 in South Africa working in geotechnical engineering at a number of deep level gold mines for Johannesburg Consolidated Investments. In 2000, he relocated to Canada with Placer Dome and held the positions of Chief Engineer and Mine Superintendent at their Campbell Mine. Mr. Raffield moved to Breakwater Resources in 2006 and held the position of Manager of Mining until moving to SRK in 2007.

Mr. Raffield holds a Ph.D. in geotechnical engineering from the University of Wales and is a Professional Engineer registered in Ontario, Canada.

2018 Accomplishments:

•      Delivered the Wassa Underground strategy increasing production rate to 3,300 tpd by end of 2018.

•      Delivered Golden Star Resources Strategic Business Plan.

•      Integral in advancement of Father Brown project.

•      Embedded a local Technical Services team to support operations.

•      Advanced Wassa’s conceptual mining studies in conjunction with the new drilling in preparation for a Preliminary Economic Assessment in 2019.

•      Initiated reviews and analysis of Prestea Underground productivities and identified improvement strategies with the team.

•      Safety leadership demonstrated throughout the year during site visits, conducting safety reviews and supporting safety initiatives.

2018 individual performance rating of 80%

Securityholdings as at March 11, 2019:

Dr. Raffield owned 21,919 Common Shares, 499,040 options, 154,331 rights performance units, and 24,888 deferred share units. He satisfies applicable share ownership guidelines.

S. Mitchel Wasel, Vice President, Exploration Resident of: Takoradi, Western Region, Ghana Officer Since: 2007 Age: 54

Mitch Wasel has served as Vice President Exploration since September 2007, prior to which he served Golden Star as Regional Exploration Manager for West Africa from March 2004. Mr. Wasel served as Golden Star’s Exploration Manager - Ghana from 2000 to March 2004. Mr. Wasel has acted in various other roles with Golden Star since 1993 when he commenced his service with Golden Star as an exploration geologist, where he worked in Golden Star’s regional exploration program in Suriname and later with the Gross Rosebel project, ultimately as Project Manager. Prior to joining Golden Star, he worked with several companies in northern Canada in both exploration and mine geology.

2018 Accomplishments:

•      228% increase in WUG inferred resources. Added further definition and understanding to geological interpretation of Wassa orebody.

•      Father Brown and Adiokrom mineral resource estimates updated. Father Brown model development led to inferred expansion drilling.

•      Implemented a strategic drilling program to unlock further value at both Wassa and Father Brown orebodies with continued success seen through the year.

•      Improved both exploration and geological oversight at both operations through the insertion of strong technical leadership.

•      Continued drilling to in-fill the existing Indicated Mineral Resources and test Inferred Mineral Resources at Prestea Underground between the 21 and 27 Levels.

•      Implemented production dbase streamlining reconciliation process improving planning and monitoring and generated conceptual models pertaining to controls and identification of high-grade gold mineralization.

•      Implemented geostatistical training for geology and exploration models.

•      Demonstrated leadership and provided safety focus to both the Exploration and geological teams.

2018 individual performance rating of 154%

Securityholdings as at March 11, 2019:

Mr. Wasel owned 14,101 Common Shares, 325,199 Options, and 100,632 Rights Performance Share Units. He satisfies applicable share ownership guidelines.

Summary Compensation Table

The following table sets forth the compensation earned by the NEOs for services rendered to the Corporation and its subsidiaries for the fiscal years ended December 31, 2018, 2017 and 2016.1

					Non-Equity Incentive Plan Compensation ($)
NEO Name and Principal Position	Year	Salary ($)	Option Awards ($)[2]	Share Based Awards ($)[3]	Annual Incentive Plan[4]	Long-Term Incentive Plan	Pension value	All Other Annual Compensation ($)[5]	Total Compensation ($)
Samuel T. Coetzer President and Chief Executive Officer[6]	2018	500,000	460,617	539,383	245,600	0	N/A	32,435	1,778,035
	2017	500,000	500,000	500,000	253,980	0	N/A	29,303	1,783,283
	2016	500,000	250,000	750,000	411,376	0	N/A	31,360	1,942,736
Daniel Owiredu Executive Vice President and Chief Operating Officer	2018	400,000	250,000	250,000	137,536	0	N/A	76,746	1,114,282
	2017	400,000	250,000	250,000	152,869	0	N/A	79,984	1,132,853
	2016	400,000	125,000	375,000	226,451	0	N/A	78,603	1,205,054
P. André van Niekerk Executive Vice President and Chief Financial Officer	2018	300,000	168,750	168,750	109,452	0	N/A	17,341	764,293
	2017	270,000	168,750	168,750	111,361	0	N/A	23,890	742,751
	2016	270,000	84,375	253,125	153,610	0	N/A	25,214	786,324
Dr. Martin Raffield Senior Vice President Technical Services	2018	280,000	210,000	210,000	102,732	0	N/A	796,961	1,599,693
	2017	280,000	210,000	210,000	112,079	0	N/A	334,339	1,146,418
	2016	280,000	105,000	315,000	164,798	0	N/A	256,718	1,121,516
S. Mitchel Wasel Vice President Exploration	2018	220,000	137,500	137,500	81,734	0	N/A	713,761	1,290,495
	2017	220,000	137,500	137,500	75,599	0	N/A	197,534	768,133
	2016	220,000	68,750	206,250	103,323	0	N/A	152,524	750,847
1.	Amounts in the table above have been converted into U.S.$ where necessary using an exchange rate based on the Bank of Canada’s average rate for 2018 of U.S.$0.73 per CAD$1.00.
2.	Amounts in this column represent the fair value of stock options on the date of grant, calculated using the Black Scholes model. The grant dates of the options reflected this column were February 28, 2018, February 24, 2017, and February 29, 2016, for options granted in respect of fiscal years 2018, 2017, and 2016, respectively. See “Equity Compensation Plan Information - Stock Option Plan”.
3.	Amounts in this column represent the fair value of the awards as of the date of grant. The grant dates and award types for the awards listed in this column were February 26, 2018, February 24, 2017, and February 29, 2016, for (2017) PSUs granted in 2018, (2017) PSUs granted in 2017, and (2014) PSUs granted in 2016, respectively. See “Equity Compensation Plan Information - 2017 Performance and Restricted Share Unit Plan” and “Equity Compensation Plan Information - 2014 Performance and Restricted Share Unit Plan”.
4.	Annual incentives are generally paid in the year following the year in which the annual incentive is earned, but are reflected in the summary compensation table for the year in which the annual incentive is earned.
5.	Amounts in this column include (a) for Mr. Coetzer, $22,500 in RRSP contributions and $9,900 in life insurance contributions; (b) for Mr. van Niekerk, $13,500 in RRSP contributions; (c) for Mr. Owiredu, $42,000 in housing allowance and $26,000 in health insurance benefits; and (d) for Mr. Raffield and Mr. Wasel, tax gross-up payments of $591,935 and $684,560, respectively, to fully offset the effect of taxes paid under the Ghanaian domestic tax regime.
6.	Effective as of March 21, 2016, Mr. Coetzer surrendered 24,687 options (on a pre-Consolidation basis) granted in 2014 and 235,981 options (on a pre-Consolidation basis) granted in 2015. See Note 5 under the “Named Executive Officer Equity Plan Awards” table.

Named Executive Officer Equity Plan Awards

The following table shows outstanding share-based awards and option-based awards classified as exercisable and unexercisable as of December 31, 2018 for each NEO.

		Option -based Awards				Share -based Awards
Name	Grant date	Number of securities underlying unexercised stock options (#)[1]	Options exercise price ($CAD)	Option expiry date	Value of unexercised in-the-money options ($CAD)[2]	Number of units that have not vested (#)[3]	Grant price ($)	Unit expiry date	Market payout value of share- based awards that have not vested ($)[4]
Samuel T. Coetzer	Options[5]
	March 9, 2011	80,000	13.25	March 9, 2021	-
	Feb. 13, 2012	68,000	10.10	Feb. 13, 2022	-
	Feb. 24, 2014	160,000[5]	4.35	Feb. 24, 2024	-
	Feb. 23, 2015	160,000[5]	1.90	Feb. 23, 2025	390,400
	Feb. 29, 2016	157,879	2.80	Feb. 28, 2026	243,134
	Feb. 27, 2017	127,890	6.50	Feb. 27, 2027	-
	Feb. 26, 2018	160,000	4.60	Feb. 26, 2028	-
	DSUs[6]
	April 15, 2015					58,244	N/A	N/A	183,469
	July 29, 2016					34,949	N/A	N/A	110,089
	(2017) PSUs
	March 21, 2017					100,843	N/A	Dec. 31, 2019	159,475
	Feb. 26, 2018					148,540	N/A	Dec. 31, 2020	164,711
Daniel Owiredu	Options
	March 11, 2010	15,000	17.65	March 11, 2020	-
	March 9, 2011	20,000	14.15	March 9, 2021	-
	Feb. 13, 2012	29,800	14.15	Feb. 13, 2022	-
	May 10, 2012	15,000	6.95	May 10, 2022	-
	Feb. 24, 2014	91,775	4.35	Feb. 24, 2024	-
	Feb. 23, 2015	103,598	1.90	Feb. 23, 2025	252,779
	Feb. 28, 2016	78,939	2.80	Feb. 28, 2026	121,566
	Feb. 27, 2017	63,945	6.50	Feb. 27, 2027	-
	Feb. 26, 2018	86,840	4.60	Feb. 26, 2028	-
	DSUs[6]
	April 15, 2015					33,978	N/A	N/A	107,031
	(2017) PSUs
	March 21, 2017					50,422	N/A	Dec. 31, 2019	79,873
	March 26, 2018					68,847	N/A	Dec. 31, 2020	76,342
P. André van Niekerk	Options
	March 11, 2010	6,000	17.65	March 11, 2020	-
	March 9, 2011	5,800	14.15	March 8, 2021	-
	Feb. 13, 2012	5,800	10.10	Feb. 13, 2022	-
	Feb. 24, 2014	26,390	4.35	Feb. 2, 2024	-
	April 9, 2014	8,000	3.20	May 9, 2024	9,120

		Option -based Awards				Share -based Awards
Name	Grant date	Number of securities underlying unexercised stock options (#)[1]	Options exercise price ($CAD)	Option expiry date	Value of unexercised in-the-money options ($CAD)[2]	Number of units that have not vested (#)[3]	Grant price ($)	Unit expiry date	Market payout value of share- based awards that have not vested ($)[4]
	Feb. 23, 2015	44,754	1.90	Feb. 23, 2025	109,200
	Feb. 26, 2016	53,284	2.80	Feb. 22, 2026	82,057
	Feb. 27, 2017	43,163	6.50	Feb. 27, 2027	-
	Feb. 26, 2018	58,617	4.60	Feb. 26, 2028	-
	DSUs[6]
	April 15, 2015					20,661	N/A	N/A	65,082
	(2017) PSUs
	March 21, 2017					34,035	N/A	Dec. 31, 2019	53,914
	Feb. 26, 2018					46,472	N/A	Dec. 31, 2020	51,531
Martin Raffield	Options
	October 4, 2011	40,000	8.90	October 4, 2021	-
	Feb. 13, 2012	31,800	10.10	Feb. 13, 2022	-
	Feb. 24, 2014	77,091	4.35	Feb. 24, 2024	-
	Feb. 23, 2015	87,022	1.90	Feb. 23, 2025	212,334
	Feb. 29, 2016	66,309	2.80	Feb. 28, 2026	102,116
	Feb. 27, 2017	53,714	6.50	Feb. 27, 2027	-
	Feb. 26, 2018	72,946	4.60	Feb. 26, 2018	-
	DSUs[6]
	April 15, 2015					24,888	N/A	N/A	78,397
	(2017) PSUs
	March 21, 2017					42,354	N/A	Dec. 31, 2019	67,093
	Feb. 26, 2018					57,831		Dec. 31, 2020	64,128
S. Mitchel Wasel	Options
	March 5, 2009	15,000	8.50	March 5, 2019	-
	March 11, 2010	15,000	17.65	March 11, 2020	-
	March 9, 2011	10,000	14.15	March 9, 2021	-
	Feb. 13, 2012	21,000	10.10	Feb. 13, 2022	-
	Feb. 24, 2014	50,476	4.35	Feb. 24, 2024	-
	Feb. 23, 2015	56,979	1.90	Feb. 23, 2025	139,029
	Feb. 29, 2016	43,417	2.80	Feb. 28, 2026	66,862
	Feb. 27, 2017	35,170	6.50	Feb. 27, 2027	-
	Feb. 28, 2018	47,762	4.60	Feb. 26, 2018	-
	(2017) PSUs
	March 21, 2017					27,732	N/A	Dec. 31, 2019	43,930
	Feb. 26, 2018					37,866		Dec. 31, 2020	41,988
1.	This includes stock options that have not vested.
2.	Valued based on the TSX closing price on December 31, 2018, of CAD$4.34, less the exercise price of the in-the-money options.
3.	On December 31, 2018, 4,583,434 (2014) PSUs held by the Corporation’s NEOs vested. The value of these vested (2014) PSUs appear in the table under the heading “Incentive Plan Awards - Value Vested or Earned During the Year”.
4.	Amounts in the table above have been converted into U.S.$ where necessary using an exchange rate based on the Bank of Canada's average rate for 2018 of U.S. $0.73 per CAD$1.00.

5.	Effective as of March 21, 2016, Mr. Coetzer surrendered 24,687 options (on a pre-Consolidation basis) granted in 2014 and 235,981 options (on a pre-Consolidation basis) granted in 2015. The surrendered options were inadvertently granted to Mr. Coetzer in excess of the maximum number of options permitted to be granted to any one optionee in any one calendar year under the terms of the Stock Option Plan. Golden Star granted to Mr. Coetzer 174,743 DSUs (on a pre-Consolidation basis) in lieu of the surrendered options.
6.	DSUs are redeemable subsequent to an NEO’s separation with the Corporation. DSUs are valued based on the NYSE American closing price on December 31, 2018, of $3.15. See “Equity Compensation Plan Information - Deferred Share Unit Plan”.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table shows the value vested during the Corporation’s most recently completed financial year in respect of option-based awards, share-based awards and non-equity incentive plan compensation.

Name	Option-based awards - Value vested during the year (CAD$)[1]	Share-based awards - Value vested during the year ($)[2]	Non-equity incentive plan compensation - Value earned during the year ($)[3]
Samuel T. Coetzer	57,877	1,984,618	245,600
Daniel Owiredu	74,595	992,312	137,536
P. André van Niekerk	38,176	669,811	108,452
Martin Raffield	62,659	833,540	102,732
S. Mitchel Wasel	41,027	545,773	81,734
1.	This amount represents the aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the closing price of the Common Shares as traded on the TSX on the vesting date and the exercise price of the options.
2.	The SARs and (2014) PSUs vest after a period of three years from the date of grant. DSUs and (2014) RSUs granted to NEOs are redeemable upon departure of the NEO. (2014) PSUs granted in 2016 vested in 2018. The Corporation’s relative total shareholder return was above the 90th percentile of the performance peer group. Accordingly, (2014) PSUs vested using a performance factor of 200%.
3.	This represents incentive bonus paid in cash in respect of the Corporation’s 2018 fiscal year.

Performance Graph and Table

The following line graph shows the cumulative total shareholder return of the Common Shares over the five most recently completed financial years against the S&P/TSX Global Mining Index and the S&P/TSX Global Gold Index. The graph assumes that $CAD100 was invested on the first day of the five-year period.

As a significant portion of Golden Star’s executive compensation is at risk and in the form of share-based awards, compensation for the NEOs aligns with Golden Star’s total shareholder return.

Equity Compensation Plan Information

The following is information regarding the Corporation’s equity compensation plans as of December 31, 2018.

Plan Category	(a) Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights[1]	(b) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (CAD$)	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities reflected in Column (a)
Stock Option Plan	3,498,143	5.28	1,917,767
Stock Bonus Plan	-	N/A2	37,829
Deferred Share Unit Plan[4]	772,833	N/A3	-
2017 Performance and Restricted Share Unit Plan	790,517	N/A	1,409,483
Equity Compensation Plans Not Approved by Security Holders	-	-	-
Total[1]	5,061,493	5.28	3,365,079
1.	Represents Common Shares issuable under the applicable plan.
2.	The stock bonus plan provides grants of bonus Common Shares on terms that the Compensation Committee recommends to the Board, within the limitations of the Stock Bonus Plan and subject to the rules of the applicable regulatory authorities.
3.	Holders of the DSUs have the option to redeem DSUs for Common Shares at a ratio of 1:1.
4.	DSUs issued on or after the Restatement Effective Date (as defined below under “Deferred Share Unit Plan”) are not redeemable for Common Shares issued by the Corporation from treasury.

2017 Performance and Restricted Share Unit Plan

Overview

At the annual general and special meeting of Shareholders of the Corporation held on May 4, 2017, the Shareholders approved the 2017 performance and restricted share unit plan (the “2017 PRSU Plan”). Pursuant to the 2017 PRSU Plan, performance share units (“(2017) PSUs”) and restricted share units (“(2017) RSUs” and, together with the (2017) PSUs, the “Share Units”) may be issued to any employee or officer (“Eligible Persons”) of the Corporation or its designated affiliates. Share Units may be redeemed for: (i) Common Shares issued from treasury; (ii) Common Shares purchased on the secondary market; (iii) a cash payment; or (iv) a combination of (i), (ii) and (iii). The Shareholders approved the reservation of a maximum of 2,200,000 Common Shares (or approximately 2% of the issued and outstanding Common Shares) for issuance pursuant to the 2017 PRSU Plan. As at December 31, 2018, 818,775 (2017) PSUs had been granted under the 2017 PRSU Plan, pursuant to which up to 790,517 Common Shares (or approximately 0.7% of the issued and outstanding Common Shares) are issuable upon redemption (assuming the maximum performance adjustment factor is applied to such (2017) PSUs).

Purpose

The purposes of the 2017 PRSU Plan are to: (i) support the achievement of the Corporation’s performance objectives; (ii) ensure that interests of key persons are aligned with the long-term success of the Corporation and the creation of value for its shareholders; (iii) provide compensation opportunities to attract, retain and motivate senior management critical to the long-term success of the Corporation and its subsidiaries; and (iv) mitigate excessive risk taking by the Corporation’s key employees.

Administration

The 2017 PRSU Plan is administered by the Compensation Committee of the Board, which has the sole and absolute discretion to: (i) recommend to the Board grants of Share Units to Eligible Persons; (ii) interpret and administer the 2017 PRSU Plan; (iii) establish, amend and rescind any rules and regulations relating to the 2017 PRSU Plan; (iv) determine which Share Units will be granted by the Corporation and which Share Units, if any, will be granted by its designated affiliates; (v) establish conditions to the vesting of Share Units; (vi) set, waive and amend performance targets; and (vii) make any other determinations that the Compensation Committee deems necessary or desirable for the administration of the 2017 PRSU Plan.

Mechanics

The Board may award Share Units to any Eligible Person (a “Participant”) in its sole discretion. Non-executive directors of the Corporation are not eligible to participate in the 2017 PRSU Plan. Each Share Unit granted to a Participant under the 2017 PRSU Plan will be credited to the Participant’s share unit account. From time to time, a Participant’s share unit account will be credited with dividend share units in the form of additional (2017) PSUs (“Dividend PSUs”) or additional (2017) RSUs (“Dividend Restricted Units”, and together with Dividend PSUs are collectively referred to as “Dividend Share Units”), as applicable, in respect of outstanding (2017) PSUs or (2017) RSUs on each dividend payment date in respect of which normal cash dividends are paid on Common Shares. Such Dividend PSUs and Dividend RSUs will be computed as the amount of the dividend declared and paid per Common Share multiplied by the number of (2017) PSUs and (2017) RSUs, as applicable, recorded in the Participant’s share unit account on the date for the payment of such dividend, divided by the Fair Market Value of a Common Share as at the dividend payment date.

“Fair Market Value” for the purposes of the 2017 PRSU Plan means the volume weighted average trading price of a Common Share on the TSX (or, if the Common Shares are not listed on the TSX, the principal stock exchange on which the Common Share are traded) for the five trading days immediately preceding the applicable day as at which Fair Market Value is to be determined.

Canadian Participants (as such term is defined under the 2017 PRSU Plan) may elect at any time to redeem vested Share Units on any date or dates after the date the Share Units become vested and on or before the expiry date. A Participant who does not elect an early redemption date as specified under the 2017 PRSU Plan will have vested Share Units redeemed on their expiry date. U.S. Participants (as such term is defined under the 2017 PRSU Plan) may elect to redeem vested Share Units on a fixed date or dates after the Share Units become vested and on or before the expiry date, provided that such election must be irrevocably made prior to the earlier of: (i) receipt by the U.S. Participant of each award of Share Units; and (ii) the first day of the taxable year of the U.S. Participant in which the performance period, or other period over which the awards is to be earned and vests, begins. The expiry date for Share Units will be determined by the Board for each applicable grant.

The Corporation will redeem each Share Unit elected to be redeemed by a Participant on the applicable redemption date by:

(i)	issuing to the Participant the number of Common Shares equal to one Common Share for each whole vested Share Unit elected to be redeemed and delivering to the Participant (A) such number of Common Shares; less (B) the number of Common Shares with a Fair Market Value equal to the amount of all income taxes and statutory amounts required to be withheld (“Applicable Withholdings”);
(ii)	at the election of the Participant and subject to the consent of the Corporation, the Corporation purchasing on a stock exchange or marketplace the number of Common Shares equal to one Common Share for each whole vested Share Unit elected to be redeemed and delivering to the Participant (A) such number of Common Shares; less (B) the number of Common Shares with a Fair Market Value equal to the Applicable Withholdings;

(iii)	at the election of the Participant and subject to the consent of the Corporation, the Corporation paying to the Participant an amount equal to: (A) the number of vested Share Units elected to be redeemed multiplied by (B) the Fair Market Value minus (C) Applicable Withholdings; or
(iv)	a combination of (i), (ii) and (iii).

Rights respecting Share Units and Dividend Share Units are not transferable or assignable other than by will or the laws of descent and distribution.

Vesting Provisions

Each Share Unit will vest on the date or dates designated in the applicable grant agreement or such earlier date as is provided for in the 2017 PRSU Plan or is determined by the Compensation Committee, conditional on the satisfaction of any additional vesting conditions established by the Compensation Committee from time to time. The number of (2017) PSUs that will vest on a vesting date will be the number of (2017) PSUs and Dividend PSUs scheduled to vest on such vesting date multiplied by the applicable adjustment factor set out and defined in the relevant grant agreement. The adjustment factor will be determined based on the Corporation’s performance, as described in the applicable grant agreement. Dividend Share Units shall vest at the same time and in the same proportion as the associated Share Units.

Number of Common Shares Available for Issuance

The aggregate number of Common Shares that may be reserved for issuance under the 2017 PRSU Plan is 2,200,000 Common Shares (or approximately 2% of the issued and outstanding Common Shares).

Under the 2017 PRSU Plan, Common Shares reserved for issuance pursuant to Share Units that are surrendered, terminated or cancelled without having been redeemed will again be available for issuance under the 2017 PRSU Plan, as will Common Shares underlying Share Units that are redeemed for cash or through the purchase of Common Shares on the secondary market.

Restrictions on the Award of Share Units

Pursuant to the terms of the 2017 PRSU Plan: (i) the aggregate number of Common Shares reserved for issuance to any one person pursuant to Share Units and all other previously established or proposed security based compensation arrangements of the Corporation may not, at any time, exceed 5% of the then issued and outstanding Common Shares; (ii) the aggregate number of Common Shares issued to insiders pursuant to Share Units and all other previously established or proposed security based compensation arrangements of the Corporation may not, within a 12 month period, exceed 5% of the total number of Common Shares then outstanding; and (iii) the aggregate number of Common Shares issuable to insiders pursuant to Share Units and all other previously established or proposed security based compensation arrangements of the Corporation may not, at any time, exceed 10% of the then issued and outstanding Common Shares.

Termination or Other Cessation of Employment

If a Participant resigns or a Participant’s employment is terminated by the Corporation for cause, the Participant will forfeit all rights, title and interest with respect to unvested Share Units and the related Dividend Share Units. All vested Share Units will be redeemed as at the Participant’s termination date. Notwithstanding the foregoing, all (2017) RSUs which were awarded pursuant to a Participant’s election to defer annual incentive compensation will be deemed to have vested.

If a Participant’s employment is terminated by the Corporation without cause, a pro rata portion of the Participant’s unvested (2017) PSUs and Dividend PSUs will vest based on the number of complete months from the first day of the performance period to the applicable termination date divided by the number of months in the performance period, and using the adjustment factor for the applicable performance period. Similarly, if the Participant’s employment is terminated by the Corporation without cause, a pro rata portion of the Participant’s unvested (2017) RSUs and Dividend RSUs will vest immediately prior to the Participant’s termination date, based on the number of months from the first day of the grant term to the termination date divided by the number of months in the grant term. The Participant’s vested (2017) RSUs will be redeemed at the vesting date. Notwithstanding the foregoing, all (2017) RSUs which were awarded pursuant to a Participant’s election to defer annual incentive compensation will be deemed to have vested.

If a Participant’s employment is terminated by the death or disability of the Participant, all of the Participant’s Share Units and Dividend Share Units shall vest immediately prior to the date of the Participant’s death or disability. In such circumstance, a Participant’s (2017) PSUs and Dividend PSUs will vest using an adjustment factor of 100%. The Participant’s vested Share Units will be redeemed as at the date of death or disability.

If a Participant’s employment is terminated by the retirement of the Participant, all of the Participant’s Share Units and Dividend Share Units will continue to vest in the ordinary course and will be redeemed at the applicable vesting date. Vested (2017) PSUs will be redeemed using the adjustment factor for the applicable performance period.

If the employment of a Participant is terminated by the Corporation without cause or if the Participant resigns in circumstances constituting constructive termination, in each case, within 12 months following a Change of Control (as such term is defined under the 2017 PRSU Plan), all of the Participant’s Share Units and related Dividend Share Units as applicable will vest immediately prior to the Participant’s termination date and will be redeemed as at the termination date. The (2017) PSUs will vest using an adjustment factor of 100%.

Amendment, Suspension or Termination of the 2017 PRSU Plan

The Board may amend, suspend or terminate the 2017 PRSU Plan, or any portion thereof, at any time, subject to those provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX), if any, that require the approval of shareholders or any governmental or regulatory body. The Board may make a number of amendments to the 2017 PRSU Plan without seeking shareholder approval, including: (i) any amendment to the vesting provisions of the 2017 PRSU Plan or any grant agreement (provided that any amendment to the vesting provisions that would extend the term to the benefit of an insider would not be permitted without shareholder approval); (ii) amendments to comply with applicable law or the requirements of the TSX or any other regulatory body having authority over the Corporation, the 2017 PRSU Plan or the shareholders; (iii) any amendment to permit conditional redemption; (iv) amendments of a “housekeeping” nature; (v) amendments respecting administration of the 2017 PRSU Plan; and (vi) any other amendments not requiring shareholder approval, including amendments in connection with a Change of Control to assist Participants to participate in such event. However, shareholder approval (by a majority of votes cast) will be required for:

(i)	increases to the maximum number of Common Shares issuable under the 2017 PRSU Plan or to change the 2017 PRSU Plan from a fixed maximum number of Common Shares issuable to a fixed maximum percentage of Common Shares issuable;
(ii)	any amendment expanding the categories of Eligible Person which would have the potential of broadening or increasing insider participation, including without limitation the participation of non-employee directors;
(iii)	the addition of any other provision which results in Participants receiving Common Shares while no cash consideration is received by the Corporation;
(iv)	amendments to the amending provision within the 2017 PRSU Plan; and

(v)	amendments required to be approved by shareholders under applicable law.

The Board may amend or modify any outstanding Share Unit in any manner to the extent that the Board would have had the authority to initially grant the award as so modified or amended; provided that, where such amendment or modification is materially adverse to the holder, the consent of the holder is required to effect such amendment or modification. No new awards of Share Units may be made under the 2017 PRSU Plan after March 17, 2027, being the tenth anniversary of the 2017 PRSU Plan’s effective date.

Stock Option Plan

The Fourth Amended and Restated 1997 Stock Option Plan provides to certain key employees, consultants and directors (including non-employee directors) of the Corporation and its subsidiaries an incentive to maintain and to enhance the long-term performance of the Corporation through the acquisition of Common Shares pursuant to the exercise of stock options. The Stock Option Plan provides for discretionary option grants to employees, consultants and directors.

Subject to certain other limitations, the maximum number of Common Shares authorized for issuance under the Stock Option Plan is 7,000,000 Common Shares (or approximately 6.4% of the issued and outstanding Common Shares). As at December 31, 2018, 1,917,767 Common Shares (or approximately 1.8% of the issued and outstanding Common Shares) remain available for grant and an aggregate of 3,498,143 Common Shares (or approximately 3.2% of the issued and outstanding Common Shares) are issuable under options that have been granted under the Stock Option Plan. As at December 31, 2018, 1,584,090 Common Shares (or approximately 1.5% of the issued and outstanding Common Shares) have been issued pursuant to exercised options. The aggregate number of Common Shares in respect of which options have been granted and remain outstanding under the Stock Option Plan shall not at any time, when taken together with all of the Corporation’s other stock option plans or security-based compensation arrangements then either in effect or proposed, at any time be such as to result in the number of Common Shares issuable to insiders pursuant to options exceeding ten percent (10%) of the issued and outstanding Common Shares of the Corporation. The total number of Common Shares issued within any one-year period to all insiders of the Corporation pursuant to the exercise of vested options and pursuant to any other share compensation arrangements of the Corporation shall not exceed ten percent (10%) of the issued and outstanding Common Shares of the Corporation. The total number of Common Shares issuable to any one optionee pursuant to options granted under the Stock Option Plan and other stock option plans or share compensation arrangements of the Corporation shall not exceed two percent (2%) of the issued and outstanding Common Shares of the Corporation. This excludes Common Shares issued pursuant to the Stock Option Plan and the Corporation’s other share compensation arrangements over the preceding one-year period. The total number of Common Shares that may be issued to any one optionee pursuant to options granted under the Stock Option Plan or other stock option plans or share compensation arrangements of the Corporation cannot exceed 2% of the outstanding number of Common Shares from time to time. The total number of Common Shares issuable to a non-employee directors shall not exceed the lesser of (a) one percent of the issued and outstanding Common Shares (b) such number of Common Shares having, at the time the options are issued, an aggregate fair market value of CAD$150,000 per annum per non-employee director under the Stock Option Plan and all of the Corporation’s security based compensation arrangements and (c) such number of Common Shares having, at the time the options are issued, an aggregate fair market value of CAD$100,000 per annum per non-employee director. The maximum number of shares subject to options that may be granted to any one optionee in any one calendar year is 160,000 Common Shares (or approximately 0.1% of the issued and outstanding Common Shares). Options may take the form of incentive stock options or non-qualified stock options. Incentive stock options may only be granted to employees of the Corporation and its subsidiaries.

The Compensation Committee makes recommendations to the Board regarding all option grants. The Board has the authority, subject to the terms of the Stock Option Plan, to determine when and to whom to make grants under the Stock Option Plan, the number of Common Shares to be covered by the grants, the terms of options granted and the exercise price of options, and to prescribe, amend and rescind rules and regulations relating to the Stock Option Plan. Options granted under the Stock Option Plan are exercisable over a period determined by the

Board, but not to exceed ten years from the date of grant, and the exercise price of an option may not be less than the closing price of the Common Shares on the stock exchange on which the Common Shares principally trade on the day immediately preceding the date of grant. In addition, the grant of an option may be subject to vesting conditions established by the Board as provided in the option agreement evidencing the grant of such option. Generally, options granted to non-employee directors vest immediately, and options granted to executive officers and other employees typically are subject to vesting as determined at the date of grant, which vesting is either as to one-third on grant, and one-third on each of the first and second anniversary dates, or as to one-fourth on grant and an additional one-fourth on each of the first, second and third anniversary dates.

In the event of an optionee’s termination of employment or service prior to the time all or any portion of an option vests, such option, to the extent not vested or specifically extended by the Board, shall terminate. Except as otherwise provided by the Compensation Committee or the Board and subject to the specific terms of an optionee’s employment contract, as the case may be, if an optionee ceases to be employed by, or provide services to, the Corporation for any reason (other than by reason of death), the optionee’s options generally will expire 30 days following such termination in the case of a non-director optionee and within 12 months in the case of a director optionee. If the optionee dies while employed (or within the 30-day period referred to in the preceding sentence), all outstanding options, to the extent then vested, may be exercised within one year after the optionee’s date of death by the person or persons to whom the optionee’s rights pass. In no case may options be exercised later than the expiration date specified in the grant. Options are not assignable and may be transferred by an optionee only by will or by the laws of descent and distribution, and during his or her lifetime may be exercised only by an optionee.

The exercise price and the number of Common Shares to be purchased by an optionee upon the exercise of an option will be adjusted by the Compensation Committee in accordance with the terms of the Stock Option Plan on the occurrence of certain corporate events or changes to the Common Shares.

Shareholder approval is required to amend the Stock Option Plan to: (i) increase the number of Common Shares issuable under the Stock Option Plan; (ii) change the manner of determining the exercise price so that the exercise price is less than the fair market value per Common Share (as determined under the Stock Option Plan); (iii) allow a participant to transfer or assign an option to any person or entity, provided that such transfer or assignment complies with applicable laws and rules of the applicable stock exchange; (iv) increase the aggregate number of Common Shares in respect of which options have been granted and remain outstanding so that such number of Common Shares, when taken together with all of the Corporation’s security based compensation arrangements, at any time results in: (A) the number of Common Shares reserved for issuance to insiders pursuant to options exceeding 10% of the issued and outstanding Common Shares; or (B) the issuance to insiders pursuant to Options, within a one-year period, of a number of Common Shares exceeding 10% of the issued and outstanding Common Shares (excluding Common Shares issued pursuant to security based compensation arrangements during the preceding one-year period). In addition, shareholder approval is required to amend options granted under the Stock Option Plan to: (i) reduce the exercise price, or cancel and reissue options so as to in effect reduce the exercise price, for the benefit of insiders of the Corporation; and (ii) extend the termination date beyond the original expiration date for the benefit of insiders of the Corporation, except in certain circumstances where the Corporation has imposed a trading blackout. Additionally, to the extent that shareholder approval is necessary or desirable in the Board’s sole discretion under applicable law such amendment shall be effective upon the required approval of the shareholders of the Corporation.

The Board may, in its discretion, and without obtaining shareholder approval, amend, suspend or discontinue the Stock Option Plan, and amend or discontinue any options granted under the Stock Option Plan, at any time. Without limiting the foregoing, the Board may, without obtaining shareholder approval, amend the Stock Option Plan, and any options granted under the Stock Option Plan, to: (i) amend the vesting provisions; (ii) amend the termination provisions, except in certain limited circumstances as described in the preceding paragraph; (iii) amend the eligibility requirements of eligible participants which would have the potential of broadening or increasing insider participation; (iv) add a cashless exercise feature, payable in cash or securities, whether or not the feature provides for a full deduction of the number of underlying Common Shares from the reserved Common

Shares; (v) make amendments in any respect the Board deems necessary or advisable to provide eligible employees with the maximum benefits provided or to be provided under the provisions of the Internal Revenue Code of 1986 and the regulations promulgated thereunder relating to options and/or to bring the Stock Option Plan and/or options granted under it into compliance therewith; and (vi) make amendments of a housekeeping nature or to comply with the requirement of any regulatory authority.

The Stock Option Plan provides that it will terminate, unless earlier terminated in accordance with its terms, on the tenth anniversary of its approval. The Stock Option Plan was approved on May 5, 2016 at the annual general and special meeting of the Corporation’s shareholders. The Stock Option Plan provides that it generally may be amended or terminated at any time by the Compensation Committee. However, any such amendment or termination shall be subject to any necessary stock exchange, regulatory or shareholder approval. In addition, no amendment to an option may adversely affect the rights under such option without the consent of the optionee. No options can be granted under the Stock Option Plan after May 5, 2026.

2014 Performance and Restricted Share Unit Plan

The Corporation has a 2014 PSU Plan that allows for the award of (2014) PSUs and (2014) RSUs to increase alignment with shareholder interests, provide a deferral vehicle for the annual incentive plan and retain and motivate executives to:

•	consistently meet longer-term corporate performance targets that are aligned with our strategy; and
•	create shareholder value that can be sustained on an absolute and relative basis over a longer period.

(2014) PSU and (2014) RSU awards add another element of compensation with performance criteria and reduce the number of option awards, lessening the dilutive impact to shareholders. Each (2014) PSU represents one notional common share that is redeemed for cash based on the value of a Common Share at the end of the three-year performance period to the extent performance and vesting criteria have been met. Each (2014) RSU represents one notional common share that is redeemed for cash based on the value of a Common Shares at the end of a vesting period. Executives may defer annual incentives into (2014) RSUs. (2014) PSUs and (2014) RSUs earn dividends in the form of additional share units that vest at the same time and to the same extent as the underlying (2014) PSUs or (2014) RSUs.

Employees’ Stock Bonus Plan

The Corporation has an Employees’ Stock Bonus Plan (the “Stock Bonus Plan”) for any full-time or part-time employee (whether or not a director) of the Corporation or any of its subsidiaries who has rendered meritorious services that contributed to the success of the Corporation or any of its subsidiaries. The Stock Bonus Plan is currently administered by the Compensation Committee and provides for grants of bonus Common Shares on terms that the Compensation Committee recommends to the Board, within the limitations of the Stock Bonus Plan and subject to the rules of applicable regulatory authorities. The maximum number of Common Shares that may be issued under the Stock Bonus Plan in any calendar year will not exceed in the aggregate 2% of the total number of outstanding Common Shares at the end of the immediately preceding calendar year, provided that (i) no more than 1% of the total number of outstanding Common Shares at the end of the immediately preceding calendar year can be issued to any one insider, (ii) the total number of Common Shares issuable within any one-year period to all insiders of the Corporation pursuant to the Stock Bonus Plan and pursuant to the exercise of vested options granted under other share compensation arrangements cannot exceed 10% of the then outstanding Common Shares, and (iii) the total number of Common Shares issuable within any one-year period to an employee under the Stock Bonus Plan and such employee’s associates pursuant to the Stock Bonus Plan and pursuant to the exercise of vested options granted under other share compensation arrangements cannot exceed 5% of the then outstanding Common Shares.

No Common Shares were issued under the Stock Bonus Plan in 2018. Up to 180,000 Common Shares (or approximately 0.17% of the issued and outstanding Common Shares) are authorized for issuance under the Stock Bonus Plan. As at December 31, 2018, 142,171 Common Shares (or approximately 0.13% of the issued and outstanding Common Shares) have been issued pursuant to the Stock Bonus Plan and an aggregate of 37,829 Common Shares (or approximately 0.03% of the issued and outstanding Common Shares) remain available for grant under the Stock Bonus Plan. The Compensation Committee has the right to amend or terminate the Stock Bonus Plan at any time in its discretion. In addition, certain amendments to the Stock Bonus Plan require shareholder and regulatory approval.

Executive Management Performance Bonus Plan

The Corporation maintains an Executive Management Performance Bonus Plan (the “Executive Bonus Plan”) under which the Corporation’s executive officers and certain other management personnel are eligible for annual bonus incentives. Incentive bonuses may be paid in a combination of stock granted under the Stock Bonus Plan and cash bonus awards as recommended by the Compensation Committee at the beginning of each year for the prior fiscal year’s performance. Incentive bonuses are awarded under the Executive Bonus Plan at the discretion of the Board, based on the Board’s evaluation of the performance of both the Corporation and the participant measured against performance objectives established each year. The annual bonus incentive provides each NEO and certain other officers with the opportunity to earn a bonus based on the achievement of specific company-wide, business unit or function and individual performance goals. The Compensation Committee approves a target incentive payout for a fiscal year as a percentage of the base salary earned during that period for each NEO at the beginning of the fiscal year.

The incentive bonuses, targets and objectives will continue to be determined based on a combination of achievement of corporate performance objectives and achievement of individual performance measures, with the primary emphasis on corporate objectives (80% for 2019).

Deferred Share Unit Plan

The Corporation’s deferred share unit plan (the “DSU Plan”) was adopted on March 9, 2011 and was amended and restated as of March 14, 2016 (the “Restatement Effective Date”). The DSU Plan has been implemented for directors and executive officers of the Corporation in order to (i) encourage the directors and executive officers of the Corporation to own Common Shares of the Corporation and to facilitate such Common Share ownership; and (ii) provide directors and executive officers of the Corporation with incentives in the form of deferred share units in order to allow the Corporation to reduce its reliance on stock options and other long-term incentive plans for the same purposes, so as to conform with current best practices regarding directors’ and executive officers’ compensation. The DSU Plan is administered by the Compensation Committee. Pursuant to the DSU Plan, directors may elect to receive all or part of their retainer in DSUs having a market value equal to the portion of the retainer to be received in that form, subject to such limits as the Compensation Committee may impose. The Compensation Committee may also grant to any director or executive officer, in each year, DSUs having a market value not greater than the total compensation payable to such director or executive officer for that year, including any salary or bonus but excluding any director’s retainer. The number of DSUs to be issued is determined by dividing the amount of the retainer or base salary determined as the basis for the award by the volume-weighted average trading price of a Common Share (as reported by the NYSE American, or, if the Common Shares are not listed on that stock exchange, on such other stock exchange on which they are listed at that time) for the 20 trading days immediately preceding the date the DSUs are awarded. The vesting schedule of the DSUs is determined at the discretion of the Compensation Committee, but generally in the case of DSUs granted to directors in lieu of director retainers, the DSUs vest immediately on the award date. DSUs otherwise awarded to directors and officers as part of total compensation payable generally vest one-third on each of the first three anniversaries of the award date.

At the election of the Compensation Committee in its sole discretion, each DSU granted after the Restatement Effective Date may be redeemed for:

(a)	a cash payment equal to the market value of one Common Share on the date of redemption (the “Redemption Value”), after deduction of applicable taxes and other source deductions required by applicable laws;
(b)	such number of Common Shares purchased by the Corporation on the public market as have an aggregate market value equal to the Redemption Value; or
(c)	any combination of the foregoing, so long as the aggregate redemption price has a fair market value equal to the Redemption Value.

In addition to the foregoing, the Compensation Committee in its sole discretion, may redeem DSUs granted prior to the Restatement Effective Date for Common Shares issued by the Corporation from treasury.

As at December 31, 2018, 772,883 Common Shares (or approximately 0.7% of the issued and outstanding Common Shares) are available to be issued by the Corporation from treasury in respect of DSUs granted prior to the Restatement Effective Date. DSUs issued on or after the Restatement Effective Date can no longer be redeemed for Common Shares issued by the Corporation from treasury. 405,514 Common Shares (or approximately 0.4% of the issued and outstanding Common Shares) have been issued by the Corporation from treasury pursuant to redeemed DSUs. Accordingly, the aggregate maximum number of Common Shares that may be issued under the DSU Plan is 1,178,397, representing approximately 1.1% of the outstanding Common Shares as of December 31, 2018.

For directors, DSUs may be redeemed on the day after the 90th day following the director’s separation date from the Corporation and no later than December 15 of the calendar year following the calendar year in which the separation date occurs. For officers, DSUs may be redeemed no earlier than the first business day following the six-month anniversary of the officer’s separation date from the Corporation and no later than December 15 of the calendar year following the calendar year in which the separation date occurs. In the event of a participant’s death or retirement, all outstanding DSUs held by the participant prior to the date of death or retirement become fully vested. If a participant resigns or is terminated without cause, the Compensation Committee may cause the outstanding DSUs to vest at such time or times or upon such conditions as the Compensation Committee may determine in its sole discretion. The maximum number of Common Shares that may be (i) issued to insiders of the Corporation (including directors and officers of the Corporation) pursuant to the DSU Plan within any one year period, and (ii) issuable to insiders pursuant to the DSU Plan at any time, when combined with all of the Common Shares issuable to insiders pursuant to any other security-based compensation arrangement of the Corporation, must not exceed 10% of the total number of outstanding common shares of the Corporation.

Pursuant to the terms of the DSU Plan, the amendment and restatement of the DSU Plan did not require shareholder approval.

Share Appreciation Rights Plan

In February 2012, the Corporation adopted a Share Appreciation Rights Plan (the “SARs Plan”) to provide incentive compensation based on the appreciation in value of the Common Shares over a specified period of time. Under the SARs Plan, the Corporation may from time to time grant awards of share appreciation rights (“SARs”) to current and future directors, executive officers, employees and consultants of the Corporation and/or its subsidiaries. The SARs Plan is administered by the Compensation Committee, which determines from time to time who will participate in the SARs Plan, as well the terms of the grants, including the vesting provisions applicable to specific SARs grants. The maximum number of SARs that may be granted to any participant in any one calendar year under the SARs Plan is 160,000 SARs. A total of 304,000 SARs were granted, 35,667 SARs were exercised, 0 SARs expired and 127,016 SARs were forfeited during the fiscal year ended December 31, 2018 leaving 674,325 outstanding at December 31, 2018. The vesting schedule of the SARs is determined at the discretion of the Board, but generally the SARs vest one-third on each of the first three anniversaries of the grant date. Upon exercise of a SAR, the participant will be entitled to receive an amount in respect of each SAR equal to the amount by which the fair market value of one Common Share as of the date of such exercise exceeds the fair market value of one Common Share as of the grant date of such SAR. No SARs will be settled in shares; rather, all SAR exercises will be settled solely in cash. Participants in the SARs Plan will have no rights whatsoever as a shareholder of the Corporation or of a subsidiary in respect of any SARs. In the event of a grantee’s termination by reason of death, disability or retirement, all outstanding SARs held by the grantee prior to the termination date may, in the sole discretion of the Compensation Committee, become fully vested. If a grantee’s termination is a result of resignation or termination without cause, all outstanding SARs held by the grantee that were vested and entitled to be exercised may be exercised for 30 days following such termination. If the grantee’s termination of employment or service is a result of termination for cause, all outstanding SARs held by the grantee are deemed to expire and the grantee will not be entitled to exercise any SARs that may have otherwise vested. The SARs Plan provides that it will terminate on February 13, 2022, unless it is terminated on an earlier date in accordance with the terms of the SARs Plan.

Annual Burn Rate

The information presented below is provided as required under section 613 of the TSX Company Manual in respect of the annual burn rate of the Corporation’s security-based compensation arrangements.

Security-Based Compensation Arrangement1,	2016	2017	2018
Stock Option Plan	1.10%	0.63%	0.76%
2017 PRSU Plan	N/A	0.45%	0.57%
Deferred Share Unit Plan[2]	0.31%	N/A	N/A
Total	1.41%	1.08%	1.33%
1.	The weighted average number of Common Shares of the Corporation over the past three financial years is as follows: 2016: 58,823,522; 2017: 74,709,971; and 2018: 84,332,198.
2.	Deferred Share Units granted under the Corporation’s Deferred Share Unit Plan after March 14, 2016, cannot be redeemed for Common Shares issued from treasury; Deferred Share Units awarded after such date are therefore not included in the table.

Termination and Change of Control Benefits

Employment Agreements and Severance Arrangements on Termination and Termination following a Change of Control

Upon certain terminations of employment (including a termination following a Change in Control of the Corporation), severance benefits are payable to the NEOs. These severance benefits are designed to attract and retain senior executives and to provide replacement income if their employment is terminated involuntarily other than for cause. Severance benefits are specifically provided for in each NEO’s employment agreement. To be eligible to receive severance benefits under the terms of their employment agreements, a NEO must (i) be an executive on the date of termination, (ii) be involuntarily terminated (other than for cause), and (iii) execute and deliver a release agreement.

The Corporation or a subsidiary has employment agreements with Messrs. Raffield and Wasel. The material terms of these employment agreements include: (a) employment for one year with automatic renewal for successive one-year periods unless either the Corporation or the employee gives notice of non-renewal of the employment agreement; (b) a base salary (as set forth above under “Summary Compensation Table”); (c) severance payments upon a termination of employment without cause in an amount equal to the sum of (i) the employee’s base salary, (ii) the average of the target bonus for the employee for the current calendar year and the bonus paid to the employee for the previous year; (d) severance on termination upon a Change of Control equal to two times the sum of the employee’s base salary, the average of the target bonus for the employee for the current calendar year and the bonus paid to the employee for the previous year and a portion of the target bonus for the employee for the current calendar year which is prorated to the portion of such year prior to the employee’s termination; and

(e) on termination by the Corporation without cause or following a Change in Control, all unvested stock options immediately vest and remain exercisable for 12 months following termination.

The Corporation also has employment agreements with Messrs. Coetzer, Owiredu and van Niekerk that contain similar material terms to the employment agreements of Messrs. Raffield and Wasel, except that: (i) the value of benefits provided for the severance periods and the term of employment is indefinite unless employment is terminated upon retirement, for cause or without cause, by death or disability, or by the employee for a material breach of the agreement and (ii) the definition of “Change of Control” in Mr. van Niekerk’s employment agreement contemplates a “Change of Control” occurring upon the acquisition of 50% if the Corporation’s voting stock by a person or group, rather than a 30% threshold contemplated by the other employment agreements, as discussed below.

Under the employment agreements, other than Mr. van Niekerk’s employment agreement, a “Change in Control” is defined, generally, as (i) the acquisition of more than 30% of the Corporation’s voting stock by a person or group, (ii) Board members at a specified date, or persons appointed or nominated by them, cease to constitute a majority of the Board, or (iii) shareholders approve a merger of the Corporation (other than a merger in which the shareholders of the Corporation prior to the merger continue to own more than 50% of the outstanding stock of the surviving entity), a sale of substantially all of the Corporation’s assets, or a liquidation. Change in Control severance benefits become payable under the terms of the employment agreements if, within 12 months (as applicable) following a Change in Control, the employee’s employment is terminated by the Corporation or the surviving or successor entity without cause or the employee voluntarily terminates his or her employment for specified reasons. Such reasons include a substantial alteration in the nature or status of employment responsibilities, reduction in compensation or benefits, relocation, or breach by the surviving or successor entity of the employment agreement.

Listed below are the terms of such payments and estimates regarding the amounts for each of the NEOs which would have been payable had a termination occurred on December 31, 2018.

Name and Compensation Category	Retirement	Termination without cause	Termination Upon a Change in Control	Method of Payment
Samuel T. Coetzer
Accrued Compensation	$86,327	$86,327	$86,327	Lump Sum
Severance Compensation	N/A	$2,115,405	$2,115,405 (plus prorated portion of current year bonus)	Lump Sum[1]
In the money value of options and SARs accelerated on a change of control	N/A	Nil	Nil	Cash payment for SARs or issuance of shares from treasury (on payment of exercise price) for options
Total	$86,327	$2,201,732	$2,201,732
Daniel Owiredu
Accrued Compensation	$187,397	$187,397	$187,397	Lump Sum
Severance Compensation	N/A	$767,500	$1,535,000 (plus prorated portion of current year bonus)	Lump Sum
In the money value of options and SARs accelerated on a change of control	N/A	Nil	Nil	Cash payment for SARs or issuance of shares from treasury (on payment of exercise price) for options

Name and Compensation Category	Retirement	Termination without cause	Termination Upon a Change in Control	Method of Payment
Total	$187,397	$954,897	$1,722,397
P. André van Niekerk [2]
Accrued Compensation	$59,573	$59,573	$459,573	Lump Sum
Severance Compensation	N/A	$825,398	$825,398 (plus prorated portion of current year bonus)	Lump Sum
In the money value of options and SARs accelerated on a change of control	N/A	Nil	Nil	Cash payment for SARs or issuance of shares from treasury (on payment of exercise price) for options
Total	$59,573	$884,971	$884,971
Martin Raffield[2]
Accrued Compensation	$215	$215	$215	Lump Sum[1]
Severance Compensation	N/A	$574,034	$1,094,068	Lump Sum
In the money value of options and SARs accelerated on a change of control	N/A	Nil	Nil	Cash payment for SARs or issuance of shares from treasury (on payment of exercise price) for options
Total	$215	$574,249	$1,094,283
S. Mitchel Wasel
Accrued Compensation	$48,219	$48,219	$48,219	Lump Sum
Severance Compensation	N/A	$385,500	$771,000 (plus prorated portion of current year bonus)	Lump Sum
In the money value of options and SARs accelerated on a change of control	N/A	Nil	Nil	Cash payment for SARs or issuance of shares from treasury (on payment of exercise price) for options
Total	$48,219	$433,719	$819,219
1.	A portion of the Severance Compensation may be withheld by the Corporation and paid on the six-month anniversary of the NEO’s termination in order to comply with Section 409A of the Internal Revenue Code of 1986, as amended.
2.	In addition to the payments noted, relocation related expenses to return to the US would be paid in the event of termination.

Other Information

Indebtedness of Directors and Officers

No directors, nominees for election as directors, executive officers or members of their immediate family were indebted to the Corporation, or any of its subsidiaries, directly or indirectly, at any time since the beginning of the Corporation’s last fiscal year.

Compensation Committee Interlocks and Insider Participation

None of the Compensation Committee members has served as an officer or employee of the Corporation. None of the Corporation’s executive officers has served as a member of a compensation committee or board of directors of any other entity which has an executive officer serving as a member of the Board.

Interest of Informed Persons in Material Transactions

Since the commencement of the Corporation’s most recently completed financial year, no informed person of the Corporation, no proposed director of the Corporation, and no associate or affiliate of any informed person or proposed director, has been party to any transaction or any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries, except that on October 1, 2018, La Mancha (31-33 Avenue Pasteur, L-2311, Luxembourg) acquired a 30% interest in the Common Shares of the Corporation. Andrew Wray, who became a director of the Corporation shortly after the transaction closed, and Naguib Sawiris, a proposed director of the Corporation are each affiliates of La Mancha.

Relationships

Certain directors and officers of the Corporation are and may continue to be involved in the mining and mineral exploration industry through their direct and indirect participation as a director or otherwise in corporations, partnerships or joint ventures, which are potential competitors. Situations may arise in connection with potential acquisitions and investments where the other interests of these directors and officers may conflict with the interests of the Corporation. Each of the directors of the Corporation is required to disclose any potential conflict of interest and to act honestly, in good faith and in the best interests of the Corporation.

The Nominating and Corporate Governance Committee is responsible for annually reviewing and reporting to the Board on business activities of each Board member including their employment or service to any other companies to assure that potential conflicts are clearly understood or avoided. Potential conflicts include the relationships, if any, between each of the directors and the Corporation and its management, and any involvements of any of the directors (including membership on other boards of directors) which constitute, or may result in, a conflict of interest.

Accompanying Financial Information and Incorporation by Reference

The following financial statements and information of the Corporation (which are incorporated into the Corporation’s Annual Report for the financial year ended December 31, 2018) accompany and form part of, and are specifically incorporated by reference into, this Circular: (i) Consolidated Balance Sheets as of December 31, 2018 and 2017, and Consolidated Statements of Operations, Consolidated Statement of Changes in Shareholders’ Equity, and Consolidated Statements of Cash Flows for the years ended December 31, 2018, and 2017; (ii) the Notes to the Consolidated Financial Statements; (iii) the Auditors’ Report on such financial statements; (iv) the report on Management’s Responsibility for Financial Information; and (v) Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2018 (the “Annual MD&A”).

The above-listed documents have been filed or will be filed with the SEC in the United States, copies of which are available on the Electronic Data Gathering, Analysis and Retrieval system at www.sec.gov, and securities commissions or similar authorities in various provinces of Canada, copies of which are available on SEDAR at www.sedar.com. Copies of the above-listed documents may also be requested, after filing, by any shareholder, and shall be provided without charge within one business day of the receipt of such request, by Golden Star Resources Ltd., 150 King Street West, Sun Life Financial Tower, Suite 1200, Toronto, Ontario, Canada M5H 1J9 Tel: (416) 583-3800, Attention: Investor Relations.

In this Circular, we use the terms “all-in sustaining costs” and “cash operating costs”. These should be considered as non-GAAP financial measures as defined in applicable Canadian and United States securities laws and should not be considered in isolation or as a substitute for measures or performance prepared in accordance with GAAP. For more information regarding these non-GAAP financial measures, including descriptions of these non-GAAP financial measures and reconciliations of these non-GAAP financial measures to the most directly comparable International Financial Reporting Standards measures, see pages 20 to 25 of the Annual MD&A.

The reports of the Compensation and Audit Committees and the information under the heading “Performance Graph and Table” shall not be deemed incorporated by reference by any general statement incorporating by reference this Circular into any filing under the United States Securities Act of 1933 (the “Securities Act”) or the United States Securities Exchange Act of 1934 (the “Exchange Act”), except to the extent the Corporation specifically incorporates this information by reference, and shall not otherwise be deemed filed under the Securities Act or the Exchange Act.

2019 Shareholder Proposals

To be eligible for inclusion in the Circular for the year 2020 annual general meeting of shareholders, shareholder proposals prepared in accordance with applicable rules governing shareholder proposals must be submitted to the Corporation’s corporate office, 150 King Street West, Sun Life Financial Tower, Suite 1200, Toronto, Ontario, Canada M5H 1J9, Attention: Chief Financial Officer, on or before December 12, 2019.

Other Matters

Management of the Corporation is not aware of any other matters to come before the Meeting other than as set forth in the Notice of the Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed proxy to vote the Common Shares represented thereby in accordance with their best judgment on such matter.

Approval

The content and mailing of this Circular have been approved by the Board of Directors of the Corporation.

DATED this 11th day of March, 2019.

ON BEHALF OF THE MANAGEMENT OF GOLDEN STAR RESOURCES LTD.

By: “Samuel T. Coetzer”	By: “P. André van Niekerk”
Samuel T. Coetzer President and Chief Executive Officer	P. André van Niekerk Executive Vice President and Chief Financial Officer

Appendix A
Golden Star Resources Ltd.
Mandate of the Board of Directors

(May 2016)

The responsibility of the board of directors is to oversee the management of the business and affairs of the company. The board delegates the responsibility for day to day operations to the CEO and the management team.

The board shall fulfill its responsibilities by exercising the following:

BY PROVIDING GUIDANCE, DIRECTION AND GOVERNANCE

1.	Ensuring board contains members who have professional, technical and financial competence and that such skills are exercised for the guidance of management
2.	Specifically, board members should have experience in the affairs of natural resource companies
3.	Providing guidance with respect to environmental, community and government affairs and overall corporate responsibility
4.	Setting the tone with respect to ethics and cultural integrity in the affairs of the corporation
5.	Providing and adopting relevant principles of corporate governance that guide management in its day to day affairs

APPOINTING, EVALUATING, COMPENSATING MANAGEMENT

1.	Selecting, setting objectives for, evaluating the performance of, and planning for the succession of the CEO and management in general
2.	Designing the system of, and approving the compensation for, the CEO and the named executive officers
3.	Delegating the responsibility to the Compensation Committee to advise the board with respect to all compensation including the compensation of the directors
4.	Ensuring that a management development program is in place

STRATEGIC PLANNING

1.	Adopting and engaging a strategic planning process, drawing on the experience of the entire board, which considers the long term risks and opportunities of the business
2.	Adopting an annual budget and plan along with an annual review of the strategic plan
3.	Approving all major expenditures, projects, acquisitions, dispositions and changes In operating policies and organizational structures
4.	Approve all capital budgets not included in the annual budget and above set authorization limits.
5.	Approve all financing arrangements including guarantees adopted and other significant obligations incurred by the company

RISK MANAGEMENT

Assessing the principal risks affecting the performance of the company and ensuring reasonable mitigation of those risks through appropriate systems and allocation of responsibilities

ETHICS AND SOCIAL RESPONSIBILITY

1.	Adopting a Company Code of Ethics and monitoring compliance with the code and reviewing and resolving complaints evoked by the code

2.	Creating a Committee to oversee all Corporate Social Responsibility matters including but not limited to, community affairs, sustainability issues including environmental, health and safety matters and long term impacts of the company’s business on the communities in which it operates
3.	Ensuring that the CEO and senior management team create a culture of integrity and ethical behavior and that the company exhibits a strong emphasis on ethical behavior, concern for safety and health and awareness and concern for environmental impact of its operations on the communities where it operates
4.	Regularly reviewing and updating the company’s policies and codes with respect to compliance with legal and regulatory changes

DISCLOSURE AND FINANCIAL REPORTING

1.	Approving all annual and quarterly reports and all financial disclosure plus all regulatory filings prior to their release
2.	Overseeing policies to manage the company’s system of internal controls, financial reporting and information systems
3.	Appointing and delegating to the Audit Committee the responsibility to monitor and advise the board with respect to the above
4.	Ensuring a mechanism is in place to receive feedback from shareholders, employees and communities
5.	Ensure a system of continuous disclosure is in place
6.	Approve all share issuances, cancellations, shareholder incentive option and share schemes, all debt and other encumbrances recommended by management and the initiation of significant litigation by the company

GOVERNANCE

1.	Selecting a Chair from its members who will lead the board, who will provide liaison between the board and the CEO and who will govern meetings, set agendas, ensure adequate informational support for discussions and plan and lead meetings
2.	Maintaining its independence informally and formally, from management and meeting independently on a regular basis
3.	Selecting and monitoring the composition of the board and evaluating the performance of the board as a whole and its individual members
4.	Establishing and appointing standing board committees including an Audit Committee, a Nominating and Corporate Governance Committee, a Compensation Committee, a Corporate Social Responsibility Committee and such other ad hoc committees as it may deem necessary from time to time
5.	Developing and adopting a set of governance principles which guide management and the board with respect to the conduct of the company’s affairs and which take into account and balance the desires of all stakeholders
6.	Adopting and implementing an orientation program for new directors and a continuing education program for the board as a whole
7.	Setting approval limits for commitments and expenditures for management
8.	Ensuring that the board, via management, gets all appropriate feedback from investors
9.	The board will annually review and approve the company’s reserve and resource statements with management

*...*...*

Appendix B
Golden Star Resources Ltd.
Audit Committee Charter

(March 2019)

There shall be a committee of the Board of Directors (the “Board”) of Golden Star Resources Ltd., a Canadian corporation (“Golden Star”), to be known as the Audit Committee (the “Committee”) whose membership, authority and responsibilities shall be as set out in this Charter.

PRIMARY FUNCTION

The primary function of the Committee is to assist the Board in fulfilling its oversight responsibilities, primarily through (a) overseeing the integrity of Golden Star’s financial statements and financial reporting process and Golden Star’s systems of internal accounting and financial controls; (b) overseeing the performance of the internal auditors; (c) recommending the selection of, retaining and monitoring the independence and performance of Golden Star’s outside auditors, including overseeing the audits of Golden Star’s financial statements, and approving any non-audit services; and (d) facilitating communication among the outside auditors, management, internal auditors and the Board.

MEMBERSHIP

Following each annual meeting of the shareholders of Golden Star, the Board shall elect no fewer than three directors (the “Members”) to the Committee and shall appoint one of the Members to chair the Committee. Each Member shall meet the independence requirements imposed by applicable law and stock exchange requirements (the “Listing Rules”).

The Committee may form and delegate authority to subcommittees when and where appropriate.

Any Member may be removed from office or replaced at any time by the Board and shall cease to be a Member upon ceasing to be a director. Each Member shall hold office until the close of the next annual meeting of shareholders of Golden Star or until the Member ceases to be a director, resigns or is removed or replaced, whichever first occurs.

A Member shall be considered independent if (a) he or she is not currently and has not been during the past three years, an employee or executive officer of Golden Star or its subsidiaries, other than as allowed by law and the Listing Rules; (b) he or she has not accepted, directly or indirectly, any consulting, advisory or other compensatory fee from Golden Star or its subsidiaries other than in connection with serving on the Committee, any other Board committee or as a Board member; (c) he or she is not an “affiliated person” of Golden Star or any Corporation subsidiary as defined by rules of the Securities and Exchange Commission (“SEC”), including Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Listing Rules; (d) he or she does not have a “material relationship” with Golden Star as defined by National Instrument 52-110 - Audit Committees (“NI 52-110”); and (e) he or she meets all other requirements for independence imposed by law and the Listing Rules from time to time and any requirements imposed by any applicable body having jurisdiction over Golden Star.

No Member shall have participated in the preparation of the financial statements of Golden Star or its subsidiaries at any time during the past three years.

All Members shall from and after the time of their respective appointments to the Committee have a practical knowledge of finance and accounting and be able to read and understand financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity that can reasonably be expected to be raised by Golden Star’s financial statements. In addition, Members may be required to participate in continuing education if required by applicable law or the Listing Rules.

At least one of the Members shall be a “financial expert” as defined in the applicable SEC and NYSE American rules and regulations, and at least one of the Members shall meet the financial sophistication standards under the Listing Rules.

MEETINGS

The Committee shall meet as frequently as is necessary to carry out its responsibilities, but at least quarterly, at such times and location determined by the Committee chairman. The Committee is governed by the rules regarding meetings (including meetings by conference telephone or similar communications equipment), action without meetings, notice, waiver of notice, and quorum and voting requirements as are applicable to the Board.

The Committee is authorized and empowered to adopt its own rules of procedure not inconsistent with (a) any provision of this Charter, (b) any provision of the constating documents or bylaws of Golden Star, or (c) applicable law and Listing Rules.

In the absence of the Committee chairman for any meeting, the Members shall elect a chairman from those in attendance to act as chairman of that meeting.

REPORTING

Following meetings of the Committee, the Committee chairman shall report to the Board issues before the Committee and actions taken by the Committee.

RESPONSIBILITIES, DUTIES AND POWERS

1.	The Committee’s principal responsibility is one of oversight. Golden Star’s management is responsible for preparing Golden Star’s financial statements, and Golden Star’s outside auditors are responsible for auditing and reviewing those financial statements. In carrying out these oversight responsibilities, the Committee is not providing any expert or special assurance as to Golden Star’s financial statements or any professional certification as to the outside auditors’ work.
2.	The designation or identification of a Member as a “financial expert” or “financially literate” does not impose on such person any duties, obligations, or liability that are greater than the duties, obligations, and liability imposed on such person as a Member of the Committee and Board in the absence of such designation or identification; and the designation or identification of a Member as a “financial expert” or “financially literate” does not affect the duties, obligations, or liability of any other Member or Board member.
3.	The Committee’s specific responsibilities and powers are as set forth below.

General Duties and Responsibilities

•	Periodically review with management and the outside auditors the applicable law and the Listing Rules relating to the qualifications, activities, responsibilities and duties of audit committees and compliance therewith, and also take, or recommend that the Board take, appropriate action to comply with such law and rules.
•	Review, at least annually, the Committee’s duties, responsibilities and performance and determine if any changes in practices of the Committee or amendments to this Charter are necessary.
•	Meet separately at least annually with each of Golden Star’s senior management, including its Chief Financial Officer, Director of Internal Audit, Controller and outside auditors in separate executive sessions to discuss any matters that the Committee or each of these persons believes should be discussed privately.

•	Establish procedures for: (a) the receipt, retention and treatment of complaints received by Golden Star regarding accounting, internal accounting controls or auditing matters; and (b) the confidential, anonymous submission by employees of Golden Star of concerns regarding questionable business conduct, accounting or auditing matters.
•	Retain, at Golden Star’s expense, independent counsel, accountants or other advisors for such purposes as the Committee, in its sole discretion, determines to be appropriate to carry out its responsibilities.
•	Determine the necessary funding for the payment of: (a) compensation to outside auditors engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for Golden Star; (b) compensation to any advisors employed by the Committee and (c) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.
•	Review and approve Golden Star’s hiring policies regarding partners, employees, former partners and former employees of the present and former external auditor of Golden Star.
•	Prepare or approve annual reports of the Committee for inclusion in the management information circular for Golden Star’s annual meetings.
•	Investigate any matter brought to its attention related to reports of improper business conduct, financial, accounting and audit matters and have full access to all books, records, facilities and personnel of Golden Star.
•	Undertake such additional responsibilities as from time to time may be delegated to it by the Board, required by Golden Star’s articles or bylaws or required by law or Listing Rules.

Auditor Independence

•	Be directly responsible for the recommendation of, appointment of, compensation, retention, termination and oversight, subject to the requirements of applicable law, of the work of any outside auditor engaged by Golden Star for the purpose of preparing or issuing an audit report or performing other audit, review or attest services. The outside auditors shall report directly to the Committee.
•	Receive from the outside auditors, review and discuss not less frequently than annually, a formal written statement delineating all relationships between the outside auditors and Golden Star which may impact the objectivity and independence of the outside auditors, and other applicable standards. The statement shall include a description of all services provided by the outside auditors and the related fees. The Committee shall actively discuss any disclosed relationships or services that may impact the objectivity and independence of the outside auditors and take appropriate action to satisfy itself of the independence of the auditors.
•	Pre-approve all engagement letters and fees for all auditing services (including providing comfort letters in connection with securities offerings) and permitted non-audit services performed by the outside auditors, subject to any de minimis exception under Section 10A(i)(1)(B) of the Exchange Act and Section 2.4 under NI 52-110 and any rules promulgated thereunder. Pre-approval authority may be delegated to one or more independent Members, and any such Member shall report any decisions to the full Committee at its next scheduled meeting. The Committee shall not approve an engagement of outside auditors to render non-audit services that are prohibited by law or the Listing Rules.

•	Obtain annual assurance from the outside auditors that they (a) have complied with Section 10A (Audit Requirements), of the Exchange Act and the rules promulgated thereunder, and (b) they know of no violation of Rule 13b2-2 (Representations and Conduct in Connection with the Preparation of Required Reports and Documents) of the Exchange Act having occurred.
•	Review with the outside auditors, at least annually, the auditors’ internal quality control procedures and any material issues raised by the most recent internal quality peer review of the outside auditors.

Internal Control and Compliance with Corporate Business Conduct or Ethics Policies

•	Review annually the adequacy and quality of Golden Star’s financial and accounting staff, the need for and scope of internal audit reviews, and the plan, budget and the designations of responsibilities for any internal audit.
•	Review the performance and material findings of internal audit reviews.
•	Review annually, evaluate and discuss with the outside auditors, management and internal audit, management’s report on internal controls over financial reporting and the related auditor’s report, when and as required by Section 404 of the Sarbanes-Oxley Act and National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings. Discuss any significant deficiencies in the design or operation of Golden Star’s internal controls, material weaknesses in internal controls, any fraud (regardless of materiality), as well as any significant changes in internal controls implemented by management during the most recent reporting period. Determine whether any internal control recommendations made by outside auditors have been implemented by management.
•	Review major financial risk exposures and the guidelines, policies and insurance that management has put in place to govern the process of assessing, controlling, managing and reporting such exposures. Receive reports from officers responsible for oversight of any particular financial risks within Golden Star upon change of any relevant policy, practice or circumstance within their department.
•	Review and evaluate at least annually Golden Star’s policies and procedures for maintaining and investing cash funds and for hedging (metals, foreign currency, etc.) as detailed in the corporate treasury policy. Approve any variations from the corporate treasury policy that may be required from time to time.
•	Evaluate whether management is setting the appropriate tone at the top by communicating the importance of: internal controls; ethics and conduct codes; and ensuring that all supervisory and accounting employees understand their roles and responsibilities with respect to internal controls.
•	Review with outside auditors and legal counsel, as the Committee deems appropriate, actions taken to ensure compliance with the code of ethics or conduct for Golden Star established by the Board.

Annual and Interim Financial Statements

•	Review, evaluate and discuss with Golden Star’s management and outside auditors (a) the nature and extent of any significant changes in Canadian accounting principles including under international financial reporting standards (“IFRS”), (b) the application of accounting principles and significant accounting and reporting principles, (c) practices and procedures applied in preparing the financial statements, (d) all critical accounting policies and practices to be used, (e) any major changes to Golden Star’s accounting or reporting principles, practices or procedures, including those required or proposed by professional or regulatory pronouncements and actions, as brought to its attention by management or the outside auditors, (f) information related to significant unusual transactions, including the business rationale for such transactions, and (g) any material written communications between the outside auditors and management, such as any management letter or schedule of unadjusted differences.

•	Review and discuss with outside auditors alternative treatments of financial information under generally accepted accounting principles including IFRS, including pro forma financial information, the ramifications of each treatment and the method preferred by the outside auditors.
•	Review the scope, plan and procedures to be used on the annual audit and receive confirmation from the outside auditors that no limitations have been placed on the scope or nature of their audit scope, plan or procedures.
•	Review the results of any difficulties, differences or disputes with management encountered by the outside auditors during the course of the audit or reviews and be responsible for overseeing the resolution of such difficulties, differences and disputes.
•	Review, evaluate and discuss with the outside auditors and management Golden Star’s audited annual financial statements and other information that is to be included in Golden Star’s annual information form, annual financial statements and the Form 40-F (or such other annual report as may be required by the rules and regulations of the SEC), including the disclosures in respect of Golden Star’s “management’s discussion and analysis of financial condition and results of operations”, and the results of the outside auditors’ audit of Golden Star’s annual financial statements, including the accompanying notes, and the outside auditors’ report, and determine whether to recommend to the Board that the annual financial statements are satisfactory in form and substance for filing on SEDAR and with the SEC. Review and discuss with the outside auditors and management Golden Star’s quarterly financial statements and other information to be included in Golden Star’s quarterly management discussion and analysis of financial condition and results of operations, prior to filing such reports on SEDAR and with the SEC.
•	Approve Golden Star’s interim financial statements, including the disclosures in respect of Golden Star’s related “management’s discussion and analysis of financial condition and results of operations”, and determine whether the interim financial statements and related management’s discussion and analysis of financial condition and results of operations are satisfactory in form and substance for filing on SEDAR and with the SEC.

Related Party Transactions

•	Review and oversee any transaction exceeding US$120,000 or otherwise material to Golden Star involving Golden Star and a related party, and review any other related party transactions.

Earnings Press Releases

•	Review and discuss with management and the outside auditors prior to release all earnings press releases of Golden Star, as well as any financial information and/or earnings guidance, if any, to be provided by Golden Star to analysts and rating agencies.

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